Exhibit 1.10

SEMAFO Inc. Management’s Discussion and Analysis December 31, 2018

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Financial and Operating Highlights	2

2.	2019 Outlook and Strategy	7

3.	Key Economic Factors	9

4.	Exploration Programs	10

5.	2018 Reserves and Resources	19

6.	Consolidated Results and Mining Operations	22

7.	Operating Income by Segment	23

8.	Other Elements of the Statement of (Loss) Income	29

9.	Other Comprehensive Income (Loss)	29

10.	Cash Flows	30

11.	Financial Instruments	32

12.	Critical Accounting Estimates and Judgments	32

13.	New Accounting Standards Issued and in Effect	32

14.	New Accounting Standards Issued but not yet in Effect	32

15.	Financial Position	32

16.	Contractual Obligations	33

17.	Related Party Transactions	34

18.	Risks and Uncertainties	34

19.	Information on Outstanding Shares	39

20.	Disclosure Controls and Procedures and Internal Controls over Financial Reporting	40

21.	Fourth Quarter Financial and Operating Results	40

22.	Quarterly Information	41

23.	Non-IFRS Financial Performance Measures	43

24.	Additional Information and Continuous Disclosure	45

25.	Forward-Looking Statements	45

Management’s Discussion and Analysis

SEMAFO Inc. (“SEMAFO” or the “Corporation”) is a Canadian-based intermediate gold producer with over twenty years’ experience building and operating mines in West Africa. The Corporation operates two mines, the Boungou and Mana Mines in Burkina Faso. SEMAFO is committed to building value through responsible mining of its quality assets and leveraging its development pipeline.

Management’s Discussion and Analysis (“MD&A”) is designed to provide the reader with a greater understanding of the Corporation’s business, strategy and performance, as well as how it manages risks and capital resources. This MD&A, prepared as of March 5, 2019, is intended to complement and supplement our Annual Audited Consolidated Financial Statements (the “financial statements”) as at December 31, 2018 and for the year then ended. Our financial statements and this MD&A are intended to provide investors with a reasonable basis for assessing our results of operation and our financial performance.

Our financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”). All dollar amounts contained in this MD&A are expressed in US dollars, unless otherwise specified.

This MD&A contains forward-looking statements. Particular attention should be given to the risk factors described in the “Risks and Uncertainties” section and to the “Forward-Looking Statements” section of this document.

Where we say “we”, “us”, “our”, the “Corporation” or “SEMAFO”, we mean SEMAFO Inc. or SEMAFO Inc. and/or one or more or all of its subsidiaries, as it may apply.

1.	Financial and Operating Highlights

(Operating data and results at the Boungou Mine only refer to commercial production period starting September 1, 2018)

	2018	2017	2016
Gold ounces produced¹	244,600	206,400	240,200
Gold ounces sold[2]	235,400	205,300	240,600

(in thousands of dollars, except amounts per ounce and per share)

Revenues – Gold sales	296,679	258,993	300,483
Operating income	10,321	11,494	60,086

Net (loss) income attributable to shareholders of the Corporation	(8,192)	20,036	34,219
Basic (loss) earnings per share	(0.03)	0.06	0.11
Diluted (loss) earnings per share	(0.03)	0.06	0.11

Adjusted operating income[3]	8,494	10,659	70,989

Adjusted net (loss) income attributable to shareholders of the Corporation[3]	(4,462)	864	48,109
Per share[3]	(0.01)	—	0.15

Cash flows from operating activities[4]	110,203	107,023	142,222
Per share[3]	0.34	0.33	0.45

Average realized selling price (per ounce)	1,260	1,261	1,249
Total cash cost (per ounce sold)[3]	698	655	548
All-in sustaining cost (per ounce sold)[3]	951	942	720

Total assets	1,034,275	1,028,363	895,276
Non-current liabilities	142,904	180,595	102,091

[1]	Gold ounces produced exclude pre-commercial production of 12,000 ounces from Boungou in 2018
[2]	Gold sales exclude sales resulting from pre-production activities that were offset against capitalized construction costs and amounted to $14,994,000.
[3]

Adjusted operating income, adjusted net (loss) income attributable to shareholders of the Corporation, adjusted basic earnings per share, operating cash flows per share, total cash cost and all-in sustaining cost are non-IFRS financial performance measures with no standard definition under IFRS. See the “Non-IFRS Financial Measures” section of this MD&A, note 23.

[4]	Cash flows from operating activities exclude changes in non-cash working capital items and are a non-IFRS performance measure.

2

Management’s Discussion and Analysis

1.	Financial and Operating Highlights (continued)

Fourth Quarter Financial and Operating Highlights

	Three-month periods ended December 31,
	2018	2017	Variation
Gold ounces produced	95,200	49,500	92%
Gold ounces sold	92,900	49,200	89%

(in thousands of dollars, except amounts per ounce and per share)
Revenues – Gold sales	114,692	62,960	82%
Operating income	21,431	2,215	868%

Net income attributable to shareholders of the Corporation	6,486	1,649	293%
Basic earnings per share	0.02	0.01	100%
Diluted earnings per share	0.02	0.01	100%

Adjusted operating income[1]	20,957	2,405	771%
Adjusted net income (loss) attributable to shareholders of the Corporation[1]	7,754	(315)	—
Per share[1]	0.02	—	—

Cash flow from operating activities[2]	54,932	25,409	116%
Per share[1]	0.17	0.08	113%

Average realized selling price (per ounce)	1,234	1,278	(3%)
Total cash cost (per ounce sold)[1]	559	667	(16%)
All-in sustaining cost (per ounce sold)[1]	782	982	(20%)

See the “Fourth Quarter Financial and Operating Results” section of this MD&A for more details, note 20.

[1]

Adjusted operating income, adjusted net income (loss) attributable to shareholders of the Corporation, adjusted basic earnings per share, operating cash flows per share, total cash cost and all-in sustaining cost are non-IFRS financial performance measures with no standard definition under IFRS. See the “Non-IFRS Financial Measures” section of this MD&A, note 23.

[2]	Cash flows from operating activities exclude changes in non-cash working capital items and are a non-IFRS performance measure.

3

Management’s Discussion and Analysis

2018 - THE YEAR IN REVIEW

➢	Maiden inferred mineral resource for the Bantou Zone of 2,100,000 tonnes at 5.35 g/t Au for 361,000 ounces of gold contiguous to Savary Gold Corp’s Karankasso Project

➢	Non-binding letter of intent with Savary Gold Corp. in February 2019 contemplating the acquisition of all its outstanding common shares

➢	Nabanga mineral resource increased by 42% to 840,000 oz at 7.7 g/t Au

The following highlights exclude pre-commercial production of 12,000 ounces at the Boungou Mine:

➢	Consolidated annual gold production of 244,600 ounces, compared to 206,400 ounces for the same period in 2017, in line with 2018 guidance of 235,000 to 265,000 ounces

➢	Four months of commercial production at Boungou resulted in 63,600 ounces produced

➢	Gold sales of $296.7 million compared to $259.0 million for the same period in 2017

➢	All-in sustaining cost[1] of $951 per ounce sold compared to $942 for the same period in 2017

➢	Operating income of $10.3 million compared to $11.5 million for the same period in 2017

➢	Adjusted operating income[1] of $8.5 million compared to $10.7 million for the same period in 2017

➢

Net loss attributable to shareholders of the Corporation of $8.2 million or $0.03 of loss per share, including a non-cash deferred income tax expense of $9.9 million compared to net income of $20.0 million or $0.06 per share for the same period in 2017

➢

Adjusted net loss attributable to shareholders of the Corporation[1] of 4.5 million or $0.01 of loss per share[1] compared to adjusted net income of $0.9 million or $nil per share[1] for the same period in 2017

➢	Cash flows from operating activities[2] of $110.2 million or $0.34 per share[1] compared to $107.0 million or $0.33 per share[1] for the same period in 2017

➢	Construction of Boungou completed on time and on budget

➢	Commercial production at Boungou declared on September 1, 2018

➢	Development of Siou underground commenced in the third quarter of 2018

•	Completion of 1,420 of the 5,600 meters of underground development at Siou required to commence production

➢	Ranked in Corporate Knights’ 2018 Future 40 Responsible Corporate Leaders in Canada

[1]

All-in sustaining cost, adjusted operating income, adjusted net income attributable to shareholders of the Corporation, adjusted basic earnings per share and operating cash flows per share are non-IFRS financial performance measures with no standard definition under IFRS. See the “Non-IFRS Financial Performance Measures” section of this MD&A, note 23.

[2]	Cash flows from operating activities exclude changes in non-cash working capital items and are a non-IFRS performance measure.

4

Management’s Discussion and Analysis

FOURTH QUARTER 2018 IN REVIEW

➢	Consolidated gold production of 95,200 ounces, compared to 49,500 ounces for the same period in 2017 due to the first full quarter of production at Boungou

➢	Production at Boungou totalled 53,100 ounces of gold in the quarter, reflecting average head grade of 6.34 g/t Au

➢	Gold sales of $114.7 million compared to $63.0 million for the same period in 2017

➢	All-in sustaining cost[1] of $782 per ounce sold compared to $982 for the same period in 2017

➢	Operating income of $21.4 million compared to $2.2 million for the same period in 2017

➢	Adjusted operating income[1] of $21.0 million compared to $2.4 million for the same period in 2017

➢	Net income attributable to shareholders of the Corporation of $6.5 million or $0.02 per share compared to net income of $1.6 million or $0.01 per share for the same period in 2017

➢	Adjusted net income attributable to shareholders of the Corporation[1] of $7.8 million or $0.02 per share[1] compared to loss of $0.3 million or $nil per share[1] for the same period in 2017

➢	Cash flows from operating activities[2] of $54.9 million or $0.17 per share[1] compared to $25.4 million or $0.08 per share[1] for the same period in 2017

[1]

All-in sustaining cost, adjusted operating income, adjusted net income attributable to shareholders of the Corporation, adjusted basic earnings per share and operating cash flows per share are non-IFRS financial performance measures with no standard definition under IFRS. See the “Non-IFRS Financial Performance Measures” section of this MD&A, note 23.

[2]	Cash flows from operating activities exclude changes in non-cash working capital items and are a non-IFRS performance measure.

5

Management’s Discussion and Analysis

2018 Objectives

2018 Achievements

Deliver a solid operational performance

◾	Consolidated production guidance of 235,000-265,000 oz at an all-in sustaining cost[1] of $900-$940 per ounce
◾

Production of 244,600 oz at an all-in sustaining cost[1] of $951 per ounce. Higher consolidated costs in 2018 result primarily from an increase in security expenses that were not included in the 2018 guidance.

Maximize growth

◾	Complete construction, commissioning and commercial production at Boungou Mine on time

◾	Complete development of Boungou Mine on budget

◾	Achieve four months of commercial production at Boungou Mine

◾	Deliver Mana/Boungou production and cost guidance

◾	Begin development of Siou underground in the third quarter

◾	Initial exploration budget of $26.0 million

◾	Explore the Mana Sector, the Boungou Project and other properties

◾	Support communities in regions where we are present and offer improved quality of life
◾	Construction, commissioning and commercial production delivered on time

◾	Development delivered on budget with $231 million capital expenditure incurred

◾	Commercial production declared at Boungou on September 1, 2018

◾	Produced 244,600 oz at all-in sustaining cost[1] of $951 per ounce. The higher cost results from an increase in security expenses

◾	Development of Siou underground commenced in the third quarter

◾	Spent $29.3 million on discovery exploration programs and to add resources

◾	Added 361,000 oz inferred mineral resources at Bantou

◾	Added 250,000 oz inferred mineral resources at Nabanga

◾	Discovered Dangou and Dangou Center mineralized zones

◾	SEMAFO Foundation launched seven new women- centered revenue-generating projects, two at Boungou and five in the Mana area

◾	Ongoing support of 13 established livelihood projects by SEMAFO Foundation to help their transition into small businesses

Optimize and improve efficiencies

◾	By increasing operational efficiencies at Mana

◾	By increasing operational efficiencies at Boungou

◾	By maintaining G&A expense at $16.0 million

◾	By maintaining an injury frequency rate of 2.0 at Mana and Boungou operations, per 200,000 man-hours
◾	Extended tyre life for 100-ton trucks by 30% to over 5,000 hours

◾	Completed over 1 km of Siou underground development in just over three months

◾	Increased mill availability to 94% through various improvements

◾	Reduced haulage distance and cost by opening a second ramp to the starter pit

◾	Optimised costs and minimised dilution by tightening drill and blast procedures

◾	G&A expense totalled $15.8 million

◾	Achieved work injury frequency rate of 1.52 at Mana

◾	Achieved work injury frequency rate of 0.93 at Boungou

◾	5.6 million man-hours were worked without lost-time injury during construction of Boungou

◾	701 days worked without work injuries at Mana

[1]	All-in-sustaining cost is a non-IFRS financial performance measure with no standard definition under IFRS. See the “Non-IFRS Financial Performance Measures” section of this MD&A, note 23.

6

Management’s Discussion and Analysis

2.	2019 Outlook and Strategy[1]

In 2019, we expect to maximize growth by building on the success of the Boungou ramp-up to optimize its operational performance and boost free cash flow. Addition of Boungou’s high-grade ounces should drive a 68% year-on-year increase in consolidated production, reduce costs by over 25% in addition to delivering strong cash flow generation. In parallel, we expect Mana to maintain a solid performance as we reposition Siou for underground mining and first ore by first quarter of 2020. In preparation for the next phase of growth, our goal is to sustain the exploration momentum achieved in 2018 to investigate promising results at Boungou regional, to expand resources at Bantou and Nabanga, in addition to delivering a preliminary economic assessment study (‘‘PEA’’) for Nabanga.

2019 Outlook

2019 Guidance	Consolidated	Boungou	Mana
Gold production (‘000 oz)	390-430	220-240	170-190
All-in sustaining cost[2] (“AISC”) ($/oz)	685-735	470-510	950-1,020

Capital Expenditure (included in AISC) (in millions of $)
Sustaining	14	4	10
Stripping	64	21	43
	78	25	53

Non-recurring Development Expenditure (not included in AISC) (in millions of $)

Siou underground development	41	—	41

Air strips & mill optimisations	8	6	2
	49	6	43

The general and administrative expense for 2019 has been forecast at $ 16 million.

Assumptions

A number of assumptions were made in preparing the 2019 guidance, including:

• Price of gold:	$1,250 US dollars per ounce
• Price of fuel:	$1.19 US dollars per litre
• Exchange rate:	$0.73 US dollars to the Canadian dollar
• Exchange rate:	$1.14 US dollars to the Euro

Operations

Boungou

In 2019, at Boungou, we expect to process approximately 1.3 million tonnes of ore at an average grade of 5.72 g/t Au with an average gold recovery rate of 94%.

Mana

In the year 2019, the Mana mill should process approximately 2.4 million tonnes of ore at an average grade of 2.68 g/t Au, with an average gold recovery rate of 86%. A total of 2.3 million tonnes of ore will be extracted from the Siou and Wona pits at an average grade of 2.76 g/t Au, with the remaining balance sourced from low-grade material. Approximately 350,000 tonnes of ore will be sourced from Siou in 2019, which means that the 2020 mine plan will include some Siou high-grade, open-pit ounces at a very low strip ratio.

[1]	This section contains forward-looking statements. For more information on forward-looking statements, see note 25.
[2]	All-in sustaining cost is a non-IFRS financial performance measure with no standard definition under IFRS. See the “Non-IFRS Financial Performance measures” section of this MD&A, note 23.

7

Management’s Discussion and Analysis

2.	2019 Outlook and Strategy[1] (continued)

2019 Exploration

Initial exploration expenditure for 2019 has been set at $19 million, $9 million of which will be spent at Boungou, $4 million at Mana, $3 million at Bantou, $2 million at Nabanga and the remaining $1 million at Korhogo.

At Boungou, the main objective of the 2019 exploration program is to identify new resources within trucking distance of the mill. To this end, this year’s program comprises 41,000 meters of reverse-circulation (RC), 1,000 meters of diamond and 100,000 meters of auger drilling. The bulk of the RC drill work will follow up on recent discoveries at Dangou and test regional gold anomalies on the Pambourou and 045 Trend Sectors. The auger program will provide a complete coverage of the property and identify future exploration targets.

The 2019 exploration program at Mana includes 18,600 meters of reverse-circulation (RC) and 58,000 meters of auger drilling. The RC program will be dedicated to identifying satellite deposits near existing operations with a particular emphasis on the Pompoi area, located 3.5 kilometers east of the Yaramoko Mine. The Pompoi program will focus on previous results of up to 7.40 g/t Au over 2 meters coincident with auger anomalies identified in 2018, with the objective of finding intrusive-hosted, high-grade mineralization.

Given the prospectivity of the combined Savary Gold Corp (“Savary Gold”)-Bantou properties, the Bantou exploration budget of $3 million will be enhanced, if and when, the proposed transaction with Savary Gold proceeds as planned.

The 2019 program on Nabanga will test the northern extension, further explore the down-plunge extensions confirmed by recent drilling, and test drill auger geochemical anomalies proximal to the deposit for satellite mineralization.

[1]	This section contains forward-looking statements. For more information on forward-looking statements, see note 25.

8

Management’s Discussion and Analysis

3.	Key Economic Factors

Price of Gold

During the year ended December 31, 2018, the price of gold, based on the London Gold Fix PM, fluctuated from a high of $1,355 to a low of $1,178 per ounce. The average market gold price in the year ended December 31, 2018 was $1,268 per ounce compared to $1,257 per ounce in 2017, representing an increase of $11.

	2018					2017
	Q4	Q3	Q2	Q1	Year	Year
(in dollars per ounce)
Average London Gold Fix	1,226	1,213	1,306	1,329	1,268	1,257
Average realized selling price (consolidated)	1,234	1,205	1,298	1,336	1,260	1,261

Cost Pressures

We are affected by industry-wide pressures on development and operating costs. Since our mining activities are energy intensive, a change in fuel price can have a significant impact on our operations and associated financial results. As a benchmark for fuel costs, the Brent Crude price averaged $71 per barrel in the year ended December 31, 2018 compared to $55 per barrel in 2017.

We purchase our fuel exclusively from the government of Burkina Faso in FCFA, the local currency, at a price fixed by decree that reflects market price fluctuations with a time lag. The average price fixed by decree was 618 FCFA (equivalent to $1.12) per litre in the year ended December 31, 2018 compared to 592 FCFA (equivalent to $1.03) in the same period in 2017.

Foreign Currencies

Our mining operation and exploration activities are carried out in West Africa. Accordingly, portions of our operating costs and capital expenditures are denominated in foreign currencies, in particular the Euro. The FCFA is fixed against the Euro.

During the year ended December 31, 2018, the US dollar was stronger relative to the Euro compared to the same period in 2017. As approximately 75% of our costs are nominated in foreign currencies other than the US dollar, the foreign exchange fluctuation positively impacted our all-in sustaining cost1.

Natural hedges mitigate our net exposure to foreign currency fluctuations as there is an inverse correlation between the gold price and the US dollar.

Exchange rates are as follows:

	CAD / USD $		EUR / USD $
	2018	2017	2018	2017

March 31 (closing)	1.2892	1.3322	0.8112	0.9348
June 30 (closing)	1.3128	1.2982	0.8557	0.8754
September 30 (closing)	1.2895	1.2465	0.8615	0.8463
December 31 (closing)	1.3630	1.2551	0.8737	0.8347
First quarter (average)	1.2646	1.3246	0.8139	0.9377
Second quarter (average)	1.2915	1.3440	0.8387	0.9110
Third quarter (average)	1.3076	1.2530	0.8606	0.8502
Fourth quarter (average)	1.3202	1.2710	0.8759	0.8501
Year (average)	1.2960	1.2981	0.8473	0.8873

[1]	All-in sustaining cost is a non-IFRS financial performance measure with no standard definition under IFRS. See the “Non-IFRS Financial Performance Measures” section of this MD&A, note 23.

9

Management’s Discussion and Analysis

4.	Exploration Programs

Tapoa (Boungou Mine)

The aim of the 2018 exploration program on Boungou was to explore regional targets in order to identify satellite deposits within trucking distance of the Boungou Mill. A total of 49,444 meters of reverse-circulation (‘‘RC’’) and 615 meters of diamond drilling (‘‘DD’’) was completed over various exploration targets in 2018. Three different mineralized zones were discovered during the year, namely the Osaanpalo Zone located 5 kilometers north of the Boungou Mine, Dangou North-East and Dangou Center.

Boungou Regional

The Dangou area is located approximately 30 kilometers east-northeast of the Boungou Mine. Previous work at Dangou has shown that the area is underlain by intermediate to mafic intrusive rocks and mafic volcanic flows. Soil and auger sampling in the area uncovered a series of geochemical anomalous areas. Although the geometry of the anomalies was difficult to establish, RC drilling did confirm the presence of significant gold values in bedrock from the first pass of drilling. During follow-up work, values including 4.17 g/t Au over 129 meters and 2.75 g/t Au over 6 meters were obtained.

2019 Program1

At Boungou, the $9 million exploration program in 2019 comprises 41,000 meters of RC, 1,200 meters of DD and 100,000 meters of auger drilling. The bulk of the RC drill work will follow up on recent discoveries at Dangou, and also test regional gold anomalies on the Pambourou and 045 Trend Sectors. The auger program will provide a complete coverage of the property.

Mana Project

Mana - Siou

In 2018, a total of 7,376 meters of DD drilling was completed on the Siou property. The core drilling program was principally dedicated to deep drilling north of the Siou deposit where previous drilling had returned promising results. Although some holes returned good values, the mineralized zone at Siou North appears too small at this time to offer underground potential.

Mana Regional

The 25,221-meter RC drilling on Mana regional focused in 2018 on discovering potential satellite deposits within trucking distance to the mill. Although no significant mineralization was found to date, multiple historical intersections remain for our follow-up in 2019.

2019 Program1

The $4 million exploration program at Mana in 2019 will concentrate on both near-mine satellite deposits and the Pompoi target located less than 4 kilometers west of Roxgold’s Yaramoko mine where significant auger anomalies were discovered in 2018.

[1]	This section contains forward-looking statements. For more information on forward-looking statements, see note 25.

10

Management’s Discussion and Analysis

4.	Exploration Programs (continued)

Kongolokoro (Houndé Greenstone Belt Permits)

Bantou

Bantou is one of several targets explored in 2018 on the Dynikongolo permit. The 2018 program included a core drill program to test the down plunge extension of the Bantou area and an RC program to explore proximal targets and the Tankoro Zone.

Highlights

Bantou Zone

•	Maiden resource estimate outlines an inferred resource of 2.1 Mt averaging 5.35 g/t Au (0.36M oz)
•	Resource estimate based on 80 drill holes totalling 12,767 meters of drilling
•	Core drilling results show high grade mineralization along the plunge of the deposit including 52.97 g/t Au over 5.9 meters and 16.43 g/t Au over 13.0 meters
•	Gold mineralization remains open along strike and at depth
•	Preliminary metallurgical recovery results suggest an average recovery rate of ~90%

Bantou Proximal Zone

•	Discovery of Bantou Proximal Zone, located 500 meters west of Bantou Zone
•	Significant near-surface results, including 5.21 g/t Au over 11 meters, were obtained over 400 meters of strike length which remains open in all directions

Overview

Bantou is located on the Dynikongolo permit, approximately 170 kilometers south of Mana, along the prolific Houndé Greenstone Belt that hosts Mana and multiple other producing gold mines. See Figure 1 for the location map. The permit is rectangular and measures approximately 10 kilometers along the southern and northern boundaries and 25 kilometers along the eastern and western boundaries. The permit is contiguous to Savary Gold’s Karankasso Project. Based on limited drilling to date, there are two known mineralized zones: Bantou and Tankoro.

Figure 1: Location Map

11

Management’s Discussion and Analysis

4.	Exploration Programs (continued)

Kongolokoro (Houndé Greenstone Belt Permits) (continued)

Bantou (continued)

Bantou Zone

Drilling on the Bantou Zone was designed to test the down plunge potential to better understand and characterize the mineralization, and to also test the southern extension of the mineralization. A total of 13 core holes (4,245 meters) were completed down dip (see Table 1 for highlights). Results continued to show high-grade mineralization along the plunge of the deposit including 52.97 g/t Au over 5.9 meters (DMP-003) and 16.43 g/t Au over 13.0 meters (DMP-008). A total of 19 RC holes (2,588 meters) was completed along the near-surface southern extension of the deposit, returning values of up to 12.36 g/t Au over 4 meters (KRC18-0102). Five samples were tested for preliminary recovery at the Mana mill, and results suggest an average recovery in the order of 90%. Further testing will be required to better define the best metallurgical approach.

Table 1: Bantou Zone - Drilling Highlights

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)
DYDD-011	256.8	265.7	8.9	4.82
DYDD-012	180.8	184.0	3.2	11.99
DYDD-013	229.0	237.0	8.0	1.50
DMP-002	412.1	415.2	3.1	2.21
DMP-003	196.2	202.1	5.9	52.97
DMP-004	318.6	322.9	4.3	6.29
DMP-006	273.6	281.6	8.0	4.35
DMP-007	194.7	197.0	2.3	1.92
DMP-008	216.0	229.0	13.0	16.43
KRC18-102	56.0	60.0	4.0	12.36
KRC18-165	47.0	54.0	7.0	2.26

1. All lengths are along the hole axis, and the true thickness has yet to be established.

2. All assay results are uncut.

Figure 2: Bantou Zone - Longitudinal Section

12

Management’s Discussion and Analysis

4.	Exploration Programs (continued)

Kongolokoro (Houndé Greenstone Belt Permits) (continued)

Bantou (continued)

Bantou Zone - Local and Regional Geology

The Bantou mineralization is constrained by two parallel zones of cherts and banded iron formations (BIF) separated by a late mafic intrusive dyke. The stratigraphy appears consistent from hole to hole and shows excellent continuity and regularity. The gold is spatially associated with pyrite-magnetite bands and stringers with locally minor galena. The zones appear to show evidence of primary BIF-type mineralization although orogenic enrichment could also have contributed to the higher-grade portions. Regionally, the favourable horizon sits within a folded sequence of volcanoclastic rocks, underlain by mafic volcanics. Bantou is located on the east flank of a property-scale synclinal fold, while the west flank outcrops within the permit, approximately four kilometers to the west. Permit-scale mapping completed in 2018 shows that the favourable horizon extends approximately 10 kilometers both north and south of the Bantou mineralization.

Bantou Proximal Zone - New Discovery 500 Meters West of Bantou Zone

A regional-scale drilling program tested different target areas identified from previous work and surface mapping. Among these, the Bantou Proximal Zone was identified 500 meters west of the Bantou Zone. See Figure 3 below for location of Bantou Zone and Bantou Proximal Zone and related drill holes. A total of 20 holes (2,813 meters) was drilled over a strike length of 400 meters. Significant near-surface results, including 5.21 g/t Au over 11 meters (KRC 18-180), were obtained over the strike length, which remains open in all directions.

Figure 3: Location of Bantou and Bantou Proximal Drilling

13

Management’s Discussion and Analysis

4.	Exploration Programs (continued)

Kongolokoro (Houndé Greenstone Belt Permits) (continued)

Bantou (continued)

Table 2: Bantou Proximal Zone - Drilling Highlights

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)

KRC18-109	30.0	33.0	3.0	3.86

KRC18-109	55.0	58.0	3.0	3.29

KRC18-110	79.0	81.0	2.0	3.16

KRC18-174	87.0	94.0	7.0	1.13

KRC18-175	54.0	57.0	3.0	3.25

KRC18-178	95.0	98.0	3.0	7.35

KRC18-180	62.0	73.0	11.0	5.21

KRC18-224	93.0	100.0	7.0	1.18

KRC18-225	121.0	124.0	3.0	5.30

1. All lengths are along the hole axis, and the true thickness has yet to be established.

2. All assay results are uncut.

Bantou Proximal Zone - Local Geology

Mineralization at Bantou Proximal is characterized by a sericitized and silicified felsic dyke dipping steeply to the west. In addition to the dyke itself, gold is locally present in the host volcanoclastic rocks that are also altered and mineralized with disseminated pyrite.

Tankoro Zone

The Tankoro target is located to the southeast of the Bantou Zone, where artisanal mining and historical drilling had returned interesting results. A total of 14 holes (2,405 meters) was completed on four sections covering one kilometer of the favourable strike length. Significant highlights are listed below in Table 3.

Table 3: Tankoro Zone - Drilling Highlights

Hole No.	From (m)	To (m)	Length (m)	Au (g/t)

KRC18-154	47.0	51.0	4.0	6.41

KRC18-154	74.0	78.0	4.0	2.35

KRC18-155	102.0	106.0	4.0	6.25

KRC18-156	126.0	134.0	8.0	1.42

KRC18-156	149.0	152.0	3.0	1.23

KRC18-159	49.0	52.0	3.0	22.76

KRC18-159	86.0	89.0	3.0	5.27

KRC18-160	147.0	150.0	3.0	16.14

KRC18-161	186.0	189.0	3.0	4.51

KRC18-162	162.0	166.0	4.0	2.12

KRC18-163	70.0	73.0	3.0	2.41

KRC18-164	204.0	210.0	6.0	5.63

1. All lengths are along the hole axis, and the true thickness has yet to be established.

2. All assay results are uncut.

14

Management’s Discussion and Analysis

4.	Exploration Programs (continued)

Kongolokoro (Houndé Greenstone Belt Permits) (continued)

Tankoro Zone - Local Geology

Mineralization at Tankoro is characterized by two parallel felsic dykes approximately 30 to 50 metres apart. Both dykes and surrounding volcanoclastic rocks are sericitized and contain disseminated pyrite. An important observation at Tankoro is the thick saprolite reaching up to 50 meters. Although the Tankoro drilling also returned attractive values in fresh rock, preliminary metallurgical testing suggests recoveries in the order of 60% using milling parameters of the Mana mill. Prior to further drilling, further work will be carried out to improve the recoveries in order to establish the viability of this target.

2019 Program1

Given the prospectivity of the combined Savary Gold-Bantou properties, the Bantou exploration budget of $3 million will be enhanced if, and when, the proposed transaction with Savary Gold proceeds as planned.

Figure 4: 2019 Exploration Program

[1]	This section contains forward-looking statements. For more information on forward-looking statements, see note 25.

15

Management’s Discussion and Analysis

4.	Exploration Programs (continued)

Kongolokoro (Houndé Greenstone Belt Permits) (continued)

Consolidation of South Houndé Greenstone Belt

In February 2019, SEMAFO and Savary Gold entered into a non-binding letter of intent (LOI) contemplating the acquisition by SEMAFO of all of the outstanding common shares of Savary Gold not already owned by SEMAFO (the “Proposed Transaction”).

Savary Gold’s Karankasso project is contiguous to the Bantou Zone. Both projects are located approximately 170 kilometers south of Mana.

Combined Area Highlights

•	District-scale Land Package - Consolidated properties (see Figure 5 below) become ~25 km by ~50 km, which would create a district-scale, target-rich, land package

•

Entire 1,250 km² Truckable to Central Plant - Ore from the entire consolidated land package could be trucked to a central plant, given a current tentative plant location in the north west of SEMAFO property. Economic trucking distance is ~25km depending on grade and recovery.

•

Significant Consolidated Resource Base - Combination of existing mineral resources (Savary Gold’s Karankasso hosts inferred resources of 12.3 Mt at 2.03 g/t Au for 805,000 oz; SEMAFO’s Bantou has inferred mineral resources of 2.1 Mt grading 5.35 g/t Au for 361,000 oz) into a consolidated resource estimation post-closing would provide a significant base on which to expand.

•	Excellent Location on Prolific Houndé Greenstone Belt - The district-scale land package is located on the prospective Houndé Greenstone Belt that hosts Mana and other operating mines.

•	Accelerated Resource Growth - The 2019 consolidated exploration program will focus on accelerated resource growth and will be announced post-closing of the Proposed Transaction.

16

Management’s Discussion and Analysis

4.	Exploration Programs (continued)

Kongolokoro (Houndé Greenstone Belt Permits) (continued)

Consolidation of South Houndé Greenstone Belt (continued)

Figure 5: Consolidated Property Package

≈30 km
≈50 km
≈20 km
400000
Kien
Kueredougou
Diosso South
West Trend
Karangosso
SAVARY
SEMAFO
Serakoro West
Proximal
Bantou
Tankoro
N
W
E
S
Volcanique mafique / Mafic Volcanics
Volcanique intermédiaire / Intermediate Volcanics
Sédiments de type Tarkwaien / Tarkwa-type Sediments
Cherts et volcanosédiments / Cherts and Volcanosediments
Sédiments / Sediments
Horizon cherts Bantou / Bantou Cherts Horizon
SEMAFO zone minéralisée / SEMAFO mineralized zone
SAVARY zone minéralisée / SAVARY mineralized zone
0
5 km

17

Management’s Discussion and Analysis

4.	Exploration Programs (continued)

Yactibo (Nabanga Project)

The 2018 program was designed to test a new interpretation suggesting a shallower northern plunge of the higher-grade zones of gold mineralization that could extend beyond 200 meters and along strike. A total of 24 holes was drilled along the Nabanga structure, with results appearing to confirm the shallow plunge of the mineralization. In addition, the north ore shoot remains open along strike and at depth. Highlights of the program are presented in Figure 6.

Figure 6

The Nabanga deposit is located on the Yactibo Project, 125 kilometers south-west of the Boungou Mine and 250 kilometers south-east of Ouagadougou, Burkina Faso. Nabanga is a typical ‘’intrusion-related’’ type deposit, predominately hosted within a magnetite-rich granodiorite intrusive. Gold mineralization is associated with quartz veining and a distinctive alteration zone developed around the structure.

The updated resource estimation, coupled with recent exploration work, continue to underline the quality of the Nabanga deposit as a high-grade gold mineralization zone that remains open to the north-east. In addition, recent auger drilling surrounding the deposit identified gold geochemical anomalies that could offer proximal satellite zones of gold mineralization.

2019 Program1

A $2 million budget has been established for the 2019 exploration program at Nabanga, which has been designed to test the northern extension, further explore the down-plunge extensions confirmed by recent drilling, and test drill auger geochemical anomalies proximal to the deposit for satellite mineralization. While we continue to work on expanding the resource, we will complete a PEA study using the current estimation to assess economic viability of the project. The PEA study is expected to be completed in the third quarter of 2019.

Korhogo Ouest, Côte d’Ivoire

In 2018, a total of 10,125 meters of RC was completed at Korhogo along the Fotamana-Chigata trend, testing the regional structure for gold mineralization. The favourable shear zone returned anomalous gold values in virtually every intersecting hole, including significant results such as 2.56 g/t Au over 4 meters (KORC18-204) and 1.47 g/t Au over 6 meters (KORC18-186). Nonetheless, continuity of the better grades is limited to date.

2019 Program1

A provision of $1 million has been allocated to exploration on Korhogo in 2019 in order to conduct auger and trenching programs in the southern portion of the permit.

[1]	This section contains forward-looking statements. For more information on forward-looking statements, see note 25.

18

Management’s Discussion and Analysis

5.	2018 Reserves and Resources

Reserves & Resources - Overview as at December 31, 2018

•	Total proven and probable mineral reserves stood at 2.9 million ounces

•	Measured and indicated mineral resources reached 47.1 million tonnes averaging 2.00 g/t Au for 3.0 million ounces

•	Inferred resources amounted to 2.1 million ounces, representing a 48% increase compared to year-end 2017

All mineral resources reported are exclusive of mineral reserves.

Mineral reserves and resources reported at Mana and at Tapoa (Boungou Project) were estimated using a gold price of $1,200 and $1,400 per ounce, respectively. The slight decrease in reserves is due to depletion as SEMAFO produced 244,600 ounces of gold in 2018.

Tapoa (Boungou Project)

Total proven and probable reserves at the Boungou Project were 10.9 million tonnes averaging 3.94 g/t Au for 1.4 million ounces of gold in 2018, compared to 11.2 million tonnes at 4.11 g/t Au for 1.5 million ounces in 2017. The slight decrease is due to depletion because SEMAFO produced a total of 75,600 ounces in 2018, 63,600 ounces of which in commercial production.

Mana

At year-end 2018, Mana’s mineral reserves totalled 16 million tonnes at an average grade of 2.96 g/t Au for 1.5 million ounces, compared to 18.2 million ounces averaging 2.92 g/t Au for 1.8 million ounces in 2017. Mana’s mineral resources remained constant at 43.5 million tonnes at an average grade of 1.93 g/t Au for 2.7 million ounces.

Kongolokoro (Bantou Zone)

At the end of 2018, the Bantou Zone hosted a maiden inferred mineral resource estimate of 2.1 million tonnes at 5.35 g/t Au for 0.4 million ounces of gold. The Bantou Zone, which is located approximately 170 kilometers south of the Mana Mine in Burkina Faso, remains open along strike and at depth.

The mineral resources at Kongolokoro Permit Group (Bantou) were estimated using a gold price of $1,500 per ounce.

Yactibo (Nabanga Deposit)

An infill program and a revised interpretation of the Nabanga mineralization added 0.3 million ounces of inferred mineral resources.

The updated mineral inferred resource estimation was established at 3.4 million tonnes grading 7.69 g/t Au for 0.8 million ounces of contained gold. The resource estimation update is based on 395 drill holes (RC and DD combined) totalling 57,488 meters, including 67 core holes drilled since the latest estimation completed by Snowden Mining Industry Consultants Pty. Ltd. in August 2012, and a revised interpretation of the mineralization that suggests a shallower plunge of the higher-grade zones of gold mineralization.

The mineral resource estimate is reported above a cut-off grade of 3 grams of gold per ton based on the assumption most of the resource would likely be mined by selective underground mining techniques. For further details, refer to our press release of February 20, 2019.

19

Management’s Discussion and Analysis

5.	2018 Reserves and Resources (continued)

Table 4: Consolidated Reserves and Resources

PROPERTY	Mana[1,2,5,6]	Tapoa[1,2,5,6] (Boungou Project)	Yactibo[1,3,5,6] (Nabanga Project)	Kongolokoro[1,4,5,6] (Bantou Project)	Total

MINERAL RESERVES
Proven
Tonnes	7,405,000	2,680,000			10,085,000
Grade (g/t Au)	3.04	5.50			3.69
Ounces	723,800	474,000			1,197,800
Probable
Tonnes	8,582,000	8,259,000			16,841,000
Grade (g/t Au)	2.89	3.44			3.16
Ounces	798,200	913,000			1,711,200
TOTAL MINERAL RESERVES
Tonnes	15,987,000	10,939,000			26,926,000
Grade (g/t Au)	2.96	3.94			3.36
Ounces	1,522,000	1,387,000			2,909,000

MINERAL RESOURCES (exclusive of reserves)
Measured
Tonnes	8,683,000	118,000			8,801,000
Grade (g/t Au)	1.49	3.28			1.51
Ounces	415,600	12,000			427,600
Indicated
Tonnes	34,784,000	3,502,000			38,286,000
Grade (g/t Au)	2.04	2.88			2.12
Ounces	2,279,700	324,000			2,603,700
TOTAL M&I
Tonnes	43,467,000	3,620,000			47,087,000
Grade (g/t Au)	1.93	2.89			2.00
Ounces	2,695,300	336,000			3,031,300
Inferred
Tonnes	9,028,000	1,874,000	3,402,000	2,101,000	16,405,000
Grade (g/t Au)	2.66	2.78	7.69	5.35	4.06
Ounces	772,100	167,000	841,000	361,000	2,141,100

1    The Corporation indirectly owns a 100% interest in all of its permits, except for the permits held by SEMAFO Burkina Faso S.A. and SEMAFO Boungou S.A., respectively, in which the Government of Burkina Faso holds a 10% interest.

[2]	Mineral reserves and resources at Mana and at Tapoa (Boungou project) were estimated using a gold price of $1,200 and $1,400 per ounce, respectively.
[3]	Mineral resources at Yactibo Permit Group (Nabanga project) were reported above a 3.0 g/t Au cut-off grade.
[4]	Mineral resources at Kongolokoro Permit Group (Bantou project) were estimated using a gold price of $1,500 per ounce.
[5]	Rounding of numbers of tonnes and ounces may present slight differences in the figures.
[6]	All mineral resources reported are exclusive of mineral reserves.

20

Management’s Discussion and Analysis

5.	2018 Reserves and Resources (continued)

Table 5 - Consolidated Reserves and Resources by Deposit

	DEPOSITS	DECEMBER 31, 2018
		PROVEN RESERVES			PROBABLE RESERVES			TOTAL RESERVES
		Tonnage	Grade (g/t Au)	Ounces[5]	Tonnage	Grade (g/t Au)	Ounces[5]	Tonnage	Grade (g/t Au)	Ounces[5]

MANA[1,2,6]	WONA-KONA	5,265,000	2.37	401,200	5,753,000	2.20	406,000	11,018,000	2.28	807,200
	NYAFÉ	265,000	5.81	49,600	6,000	3.96	700	271,000	5.77	50,300
	FOFINA	24,000	5.20	4,000	3,000	3.95	300	27,000	4.95	4,300
	SIOU OP	733,000	3.84	90,400	181,000	1.79	10,400	914,000	3.43	100,800
	SIOU UG	1,047,000	5.10	171,600	1,988,000	5.38	344,200	3,035,000	5.29	515,800
	YAMA	-	-	-	651,000	1.75	36,600	651,000	1.75	36,600
	ROMPAD	71,000	3.07	7,000	-	-	-	71,000	3.07	7,000
	TOTAL	7,405,000	3.04	723,800	8,582,000	2.89	798,200	15,987,000	2.96	1,522,000
TAPOA[1,2,6]	BOUNGOU	2,179,000	6.28	440,000	8,259,000	3.44	913,000	10,438,000	4.03	1,353,000
	ROMPAD	501,000	2.12	34,000	-	-	-	501,000	2.12	34,000
	TOTAL	2,680,000	5.50	474,000	8,259,000	3.44	913,000	10,939,000	3.94	1,387,000
TOTAL		10,085,000	3.69	1,197,800	16,841,000	3.16	1,711,200	26,926,000	3.36	2,909,000

	DEPOSITS	DECEMBER 31, 2018
		MEASURED			INDICATED			TOTAL RESOURCES
		Tonnage	Grade (g/t Au)	Ounces[5]	Tonnage	Grade (g/t Au)	Ounces[5]	Tonnage	Grade (g/t Au)	Ounces[5]

MANA[1,2,6]	WONA-KONA	1,307,000	2.07	87,100	21,619,000	2.55	1,775,400	22,926,000	2.53	1,862,500
	NYAFÉ	286,000	3.94	36,300	223,000	5.97	42,700	509,000	4.83	79,000
	FOFINA	292,000	4.25	40,000	253,000	4.45	36,100	545,000	4.34	76,100
	YAHO	5,738,000	0.91	168,500	11,636,000	0.88	330,800	17,374,000	0.89	499,300
	FILON 67	26,000	2.72	2,300	9,000	3.59	1,000	35,000	2.93	3,300
	FOBIRI	469,000	1.80	27,100	114,000	1.52	5,600	583,000	1.74	32,700
	SIOU OP	52,000	0.64	1,100	44,000	0.66	900	96,000	0.65	2,000
	SIOU UG	513,000	3.23	53,200	787,000	3.25	82,300	1,300,000	3.24	135,500
	YAMA	-		-	99,000	1.56	4,900	99,000	1.54	4,900
	TOTAL	8,683,000	1.49	415,600	34,784,000	2.04	2,279,700	43,467,000	1.93	2,695,300
TAPOA[1,2,6]	BOUNGOU	118,000	3.28	12,000	3,502,000	2.88	324,000	3,620,000	2.89	336,000
TOTAL M&I		8,801,000	1.51	427,600	38,286,000	2.12	2,603,700	47,087,000	2.00	3,031,300

	DEPOSITS	DECEMBER 31, 2018
		INFERRED
		Tonnage	Grade (g/t Au)	Ounces[5]
MANA[1,2,6]	WONA-KONA	3,465,000	2.96	329,600
	NYAFÉ	151,000	5.87	28,400
	FOFINA	67,000	4.20	9,100
	YAHO	223,000	0.78	5,600
	FILON, 67	6,000	6.32	1,100
	FOBIRI	578,000	1.39	25,800
	MAOULA	2,628,000	1.62	137,100
	SIOU	1,852,000	3.91	232,900
	YAMA	58,000	1.33	2,500
	TOTAL	9,028,000	2.66	772,100
TAPOA[1,2,6]	BOUNGOU	1,874,000	2.78	167,000
YACTIBO[1,3,6]	NABANGA	3,402,000	7.69	841,000
KONGOLOKORO[1,4,6]	BANTOU	2,101,000	5.35	361,000
TOTAL		16,405,000	4.06	2,141,100

1 The Corporation indirectly owns a 100% interest in all of its permits, except for the permits held by SEMAFO Burkina Faso S.A. and SEMAFO Boungou S.A., respectively, in which the Government of Burkina Faso holds a 10% interest.

2 Mineral reserves and resources at Mana and at Tapoa (Boungou project) were estimated using a gold price of $1,200 and $1,400 per ounce, respectively.

3 Mineral resources at Yactibo Permit Group (Nabanga project) were reported above a 3.0 g/t Au cut-off grade.

4 Mineral resources at Kongolokoro Permit Group (Bantou project) were estimated using a gold price of $1,500 per ounce.

5 Rounding of numbers of tonnes and ounces may present slight differences in the figures.

6 All mineral resources reported are exclusive of mineral reserves.

21

Management’s Discussion and Analysis

6.	Consolidated Results and Mining Operations

Financial and Operating Highlights

(Operating data and results at the Boungou Mine only refer to commercial production period starting September 1, 2018)

	2018	2017	Variation

Gold ounces produced[1]	244,600	206,400	19%
Gold ounces sold[2]	235,400	205,300	15%

(in thousands of dollars, except amounts per share)
Revenues – Gold sales[2]	296,679	258,993	15%

Mining operation expenses	150,816	123,579	22%
Government royalties and development taxes	13,393	10,806	24%
Depreciation of property, plant and equipment	103,758	94,722	10%
Share-based compensation	1,303	3,226	(60%)
Other	17,088	15,166	13%

Operating income	10,321	11,494	(10%)

Finance income	(2,283)	(3,294)	(31%)
Finance costs	5,722	1,309	337%
Foreign exchange loss (gain)	1,613	(9,528)	—
Income tax expense (recovery)	12,122	(556)	—

Net (loss) income for the year	(6,853)	23,563	—

Net (loss) income attributable to shareholders of the Corporation	(8,192)	20,036	—
Basic (loss) earnings per share	(0.03)	0.06	—
Diluted (loss) earnings per share	(0.03)	0.06	—

Adjusted amounts
Adjusted operating income[3]	8,494	10,659	(20%)
Adjusted net (loss) income attributable to shareholders of the Corporation[3]	(4,462)	864	—
Per share[3]	(0.01)	—	—

Cash flows

Cash flows from operating activities[4]	110,203	107,023	3%

Per share[3]	0.34	0.33	3%

Statistics (in dollars)

Average realized selling price (per ounce)	1,260	1,261	—

Total cash cost (per ounce sold)[3]	698	655	7%

All-in sustaining cost (per ounce sold)[3]	951	942	1%

[1]	Gold ounces produced exclude pre-commercial production of 12,000 ounces from Boungou in 2018.
[2]	Gold sales exclude sales resulting from pre-production activities that were offset against capitalized construction costs and amounted to $14,994,000.
[3]

Adjusted operating income, adjusted net income attributable to shareholders of the Corporation, adjusted basic earnings per share, operating cash flows per share, total cash cost and all-in sustaining cost are non-IFRS financial performance measures with no standard definition under IFRS. See the “Non- IFRS Financial Performance Measures” section of this MD&A, note 23.

[4]	Cash flows from operating activities exclude changes in non-cash working capital items and are a non-IFRS performance measure.

22

Management’s Discussion and Analysis

6.	Consolidated Results and Mining Operations (continued)

2018 v. 2017

•

In 2018, gold sales amounted to $296,679,000 compared to $258,993,000 in 2017. The increase in gold sales is mainly due to gold sales at the Boungou Mine. The higher gold ounces produced and sold is mainly due to the contribution of the Boungou Mine starting September 1, 2018. The variation between gold ounces sold and gold ounces produced during 2018 is due to the timing of delivery and the build-up of gold in circuit during ramp-up at the Boungou Mine.

•	The higher mining operation expenses mainly reflect the addition of the Boungou mining operating expenses starting September 1, 2018.

•	Higher government royalties and development taxes are a direct result of higher gold sales.

•

The increase in depreciation of property, plant and equipment mainly reflects the addition of the Boungou Mine. This is partially offset by the lower capitalized stripping ratio from Wona at the Mana Mine in 2018 compared to the higher capitalized stripping ratio from Siou at depth in 2017.

•	Lower share-based compensation expense in 2018 compared to 2017 is due to the change in fair value of our share price.

•

The foreign exchange loss amounted to $1,613,000 due to the revaluation of our monetary assets denominated in foreign currencies following the strengthening of the US dollar as at December 31, 2018 compared to December 31, 2017.

•	The increase in finance costs in 2018 compared to 2017 is due to the cessation of capitalization of borrowing costs following the commencement of commercial production at the Boungou Mine.

•

The increase in income tax expense in the year ended December 31, 2018 is mainly cause by timing differences arising as a result of local expenses that are deductible earlier for tax purposes. The effect of these timing differences differs the payment of the tax expense which will be only payable in the future. Therefore, $9,986,000 out of $12,122,000 of the income tax expense has no cash impact in the current year. The income taxe expenses is also due to a strengthening of the US dollar as at December 31, 2018, whereas the US dollar weakened in 2017. At the close of the fourth quarter of 2018, the tax base of mining assets in foreign jurisdictions was therefore lower and decreased future tax deductions when converted into US dollars. These non-cash items amounted to an expense of $3,944,000 in 2018, compared to a recovery of $8,809,000 in 2017. These amounts are not indicative of the economic value of the underlying tax pools that may be used to reduce cash income taxes in the future.

•	The increase in cash flow from operating activities[1] in 2018 compared to 2017 mainly reflects the addition of Boungou Mine cash flow from operating activities.

7.	Operating Income by Segment

	2018	2017	Variation

(in thousands)	$	$	%
Boungou, Burkina Faso	22,805	(166)	—
Mana, Burkina Faso	2,214	26,725	(92%)
Corporate and other	(14,698)	(15,065)	2%

Operating income	10,321	11,494	(10%)

[1]	Cash flows from operating activities exclude changes in non-cash working capital items and are a non-IFRS performance measure.

23

Management’s Discussion and Analysis

7.	Operating Income by Segment (continued)

Boungou, Burkina Faso

Mining Operations

Four-month period ended December 31, 2018

Operating Data

Mining
Waste mined (tonnes)	4,035,200
Ore mined (tonnes)	568,300
Operational stripping ratio	7.1

Capitalized Stripping Activity
Waste material – Boungou (tonnes)	4,143,200

Total strip ratio	14.4

Processing
Tonnes processed (tonnes)	368,100
Head grade (g/t)	5.75
Recovery (%)	94
Gold ounces produced[1]	63,600
Gold ounces sold[2]	54,300

Financial Data (in thousands of dollars)
Revenues – Gold sales[2]	66,966
Mining operation expenses	18,564
Government royalties and development taxes	3,338
Depreciation of property, plant and equipment	21,742
General and administrative	186
Corporate social responsibility expenses	331

Segment operating income	22,805

Statistics (in dollars)
Average realized selling price (per ounce)	1,233
Cash operating cost (per tonne processed)[3]	56
Cash operating cost, including stripping (per tonne processed)[3]	79
Total cash cost (per ounce sold)[3]	403
All-in sustaining cost (per ounce sold)[3]	596
Depreciation (per ounce sold)[4]	400

[1]	Gold ounces produced exclude pre-commercial production of 12,000 ounces.
[2]	Gold sales exclude sales resulting from pre-production activities that were offset against capitalized construction costs and amounted to $14,994,000.
[3]

Cash operating cost, total cash cost and all-in sustaining cost are non-IFRS financial performance measures with no standard definition under IFRS. See the “Non-IFRS Financial Performance Measures” section of this MD&A, note 23.

[4]	Depreciation per ounce sold is a non-IFRS financial performance measure with no standard definition under IFRS and represents the depreciation expense per ounce sold.

24

Management’s Discussion and Analysis

7.	Operating Income by Segment (continued)

Boungou, Burkina Faso (continued)

Mining Operations (continued)

Commercial Production as of September 1, 2018

After eighteen months of construction, the Boungou Mine began processing ore in May and achieved its first gold pour on June 28, 2018. During the pre-commercial period from June to the end of August, Boungou produced 12,000 ounces of gold.

Commercial production was declared on September 1, 2018 when operations had reached the internal commercial production measure of 30 consecutive days of mill throughput at 75% of nominal design capacity (4,000 tpd). During the 30-day period, the mill processed more than 90,000 tonnes of ore at an average grade of 2.4 g/t Au and with a recovery rate of 83%.

In 2018, the Boungou Mine produced 63,600 ounces of gold while in commercial production.

Four Months of Ramp-up of Operations

The four-month period of commercial production ended December 31, 2018 proceeded in line with our plan.

•	Mill throughput averaged approximately 3,550 tonnes per day.

°	As expected, throughput progressively increased during the quarter.

•	Grade averaged 5.75 g/t Au.
°	Grade increased in the fourth quarter as the mine plan reached higher-grade zones.

•	As expected, recoveries improved during the fourth quarter to reach 94%.

•	The variation between gold ounces sold and gold ounces produced during the year is due to the timing of delivery and the build-up of gold in circuit.

•	As at December 31, 2018, the stockpile held more than 500,000 tonnes of ore with an average head grade of 2.0 g/t Au.

25

Management’s Discussion and Analysis

7.	Operating Income by Segment (continued)

Mana, Burkina Faso

Mining Operations

	2018	2017	Variation
Operating Data

Mining
Waste mined (tonnes)	17,802,100	16,913,100	5%
Ore mined (tonnes)	2,109,700	2,268,100	(7%	)
Operational stripping ratio	8.4	7.5	12%
Capitalized Stripping Activity
Waste material – Siou (tonnes)	4,200,500	12,607,300	(67%	)
Waste material – Wona (tonnes)	11,643,400	9,189,900	27%

	15,843,900	21,797,200	(27%	)
Total strip ratio	15.9	17.1	(7%	)

Processing

Ore processed (tonnes)	2,356,400	2,136,100	10%
Low grade material (tonnes)	217,500	603,800	(64%	)

Tonnes processed (tonnes)	2,573,900	2,739,900	(6%	)
Head grade (g/t)	2.36	2.46	(4%	)
Recovery (%)	93	95	(2%	)
Gold ounces produced	181,000	206,400	(12%	)
Gold ounces sold	181,100	205,300	(12%	)

Financial Data (in thousands of dollars)
Revenues – Gold sales	229,713	258,993	(11%	)
Mining operations expenses	132,252	123,579	7%
Government royalties	10,055	10,806	(7%	)
Depreciation of property, plant and equipment	81,626	94,357	(13%	)
General and administrative	2,635	2,595	2%
Corporate social responsibility expenses	931	931	—

Segment operating income	2,214	26,725	(92%	)

Statistics (in dollars)
Average realized selling price (per ounce)	1,268	1,261	1%
Cash operating cost (per tonne processed)¹	51	46	11%
Cash operating cost, including stripping (per tonne processed)[1]	68	62	10%
Total cash cost (per ounce sold)¹	786	655	20%
All-in sustaining cost (per ounce sold)¹	1,056	942	12%
Depreciation (per ounce sold)²	451	460	(2%	)

[1]

Cash operating cost, total cash cost and all-in sustaining cost are non-IFRS financial performance measures with no standard definition under IFRS. See the “Non-IFRS Financial Performance Measures” section of this MD&A, note 23.

[2]	Depreciation per ounce sold is a non-IFRS financial performance measure with no standard definition under IFRS and represents the depreciation expense per ounce sold.

26

Management’s Discussion and Analysis

7.	Operating Income by Segment (continued)

2018 v. 2017

•	As expected, in 2018, the tonnes processed decreased by 6% due to the ore hardness.

•

In 2018, gold sales amounted to $229,713,000 compared to $258,993,000 for 2017. The decrease is mainly due to the lower gold ounces produced and sold in line with the mine plan, partially offset by the higher average realized selling price. The variation between gold ounces sold and gold ounces produced in 2018 is due to the timing of delivery.

•

The decrease in depreciation of property, plant and equipment mainly reflects the lower capitalized stripping ratio from Wona in 2018 compared to the higher capitalized stripping ratio from Siou at depth in 2017.

•

As expected, in 2018, the all-in sustaining cost1 reached $1,056 per ounce sold compared to $942 per ounce sold in 2017. The result is attributable to an increase in mine-level security expenses and a lower recovered head grade.

Siou Underground Development

The Siou deposit is located some twenty kilometers from the Mana Mine in Burkina Faso. In February of this year, the Corporation completed a Mana pre-feasibility study (‘‘PFS’’) that includes a reserves estimate of 3.0 million tonnes at an average grade of 5.29 g/t Au for 515,800 ounces of contained gold at Siou underground. The PFS is based on a 2,000-tpd contract mining underground operation using long-hole stoping as its principal mining method. Pre-production expenditure has been set at $51.7 million, with the 18-month development period beginning in the third quarter of 2018.

During the fourth quarter of 2018, underground development continued to advance well, in line with our goal of achieving production in the first quarter of 2020. Specifically, the following milestones were completed:

•	Development on budget with $10.7 million of the $51.7 million budget incurred
•	Construction of permanent contractor surface infrastructure

•      Receipt of favorable opinion from Ministry of Environment regarding the Environmental and Social Impact Assessment (ESIA) study - final hearing with Mines Commission is expected shortly

At the end of January 2019, we had completed 1,420 of the 5,600 meters of underground development at Siou required to commence production.

Timeline for Development of Siou Underground

[1]	All-in sustaining cost is a non-IFRS financial performance measure with no standard definition under IFRS. See the “Non-IFRS Financial Performance Measures” section of this MD&A, note 23.

27

Management’s Discussion and Analysis

7.	Operating Income by Segment (continued)

Corporate Social Responsibility

For the year ended December 31, 2018, corporate social responsibility expenses, representing contributions made to SEMAFO Foundation, totalled $1,262,000 (2017: $1,097,000).

The fourth quarter saw SEMAFO Foundation mark ten years of community outreach in the Boucle du Mouhoun region where the Mana Mine is located. During this period, the Foundation has supported and improved the quality of life of more than 1.5 million Burkinabe through an array of activities aligned with the UN’s Sustainable Development Goals (SDGs). Under SDG 4 entitled “Quality Education”, construction of five new schools and drinking water facilities continued in the quarter, solar panels were installed on a high school and three primary schools were fitted with drinking water facilities. During the year, the Foundation launched five women-focused revenue-generating projects in the area in addition to supporting seven established projects. In the fourth quarter, construction of livestock buildings was completed, and small-scale production equipment and animals were donated to participants in three of the new projects. Female participants in the shea butter project continued to benefit from the services of a marketing consultant during the quarter, and the sesame project was reinforced by construction of a grain credit bank.

In parallel with SEMAFO Foundation’s initiatives, SEMAFO’s community team at Mana held discussions with local communities with the object of drawing up an action plan for improving roads in addition to promoting recruitment of local youth through tightening of contractor procedures. Late in the quarter, a five-theme radio communication program was launched on two radio stations with the aim of updating communities on the mine’s activities and responsibilities.

In the three years since establishing a presence in the Est Region, the Foundation has set up eight revenue-generating projects for the Boungou Mine communities, two of which were launched in 2018. One of the new projects - another shea butter project - produced a second batch of soap in the fourth quarter and has begun extending the range with new ingredients. Following establishment of field fertilization trials earlier in the year, farmers whose fields were involved in the trials were supported in the quarter.

Corporate and Other

	2018	2017
(in thousands)	$	$
Depreciation of property, plant and equipment	390	365
General and administrative	13,005	11,474
Share-based compensation	1,303	3,226

Segment operating loss	14,698	15,065
Share-based Compensation
	2018	2017
(in thousands)	$	$
Restricted Share Units	1,253	2,880
Deferred Share Units	36	248
Performance Share Units	14	98

	1,303	3,226

For the year ended December 31, 2018, our share-based compensation expense amounted to $1,303,000 (2017: $3,226,000). The $1,303,000 expense included a $3,130,000 expense (2017: expense of $4,061,000) for outstanding units and a recovery of $1,827,000 (2017: recovery of $835,000) due to the change in the fair value of our share price.

Please refer to note 23 of the financial statements for more details.

28

Management’s Discussion and Analysis

8.	Other Elements of the Statement of (Loss) Income

Finance Costs

The finance costs amounted to $5,722,000 in 2018 compared to $1,309,000 in 2017 due to the cessation of capitalization of borrowing costs, following the commencement of commercial production at the Boungou Mine.

Foreign Exchange Loss

For the year ended December 31, 2018, the foreign exchange loss amounted to $1,613,000 due to the revaluation of our monetary assets denominated in foreign currencies following the strengthening of the US dollar as at December 31, 2018 compared to December 31, 2017.

Income Tax Expense

The increase in income tax expense in the year ended December 31, 2018 is mainly cause by timing differences arising as a result of local expenses that are deductible earlier for tax purposes. The effect of these timing differences differs the payment of the tax expense which will be only payable in the future. Therefore, $9,986,000 out of $12,122,000 of the income tax expense has no cash impact in the current year. The income taxe expenses is also due to a strengthening of the US dollar as at December 31, 2018, whereas the US dollar weakened in 2017. At the close of the fourth quarter of 2018, the tax base of mining assets in foreign jurisdictions was therefore lower and decreased future tax deductions when converted into US dollars. These non-cash items amounted to an expense of $3,944,000 in 2018, compared to a recovery of $8,809,000 in 2017. These amounts are not indicative of the economic value of the underlying tax pools that may be used to reduce cash income taxes in the future.

Income Attributable to Non-Controlling Interests

The income attributable to the non-controlling interests was as follows:

	2018	2017
	$	$
Government of Burkina Faso – 10% in SEMAFO Boungou S.A.	1,763	471
Government of Burkina Faso – 10% in SEMAFO Burkina Faso S.A.	(424)	3,056

	1,339	3,527

9.	Other Comprehensive Income (Loss)

For the year ended December 31, 2018, other comprehensive loss amounted to $1,467,000 (2017: income of $1,161,000), which related to the variation in fair value of our investment in GoviEx for a loss of $1,029,000 (2017: income of $1,013,000), our investment in Savary Gold Savary for a loss of $388,000 (2017: nil) and our other investment for a loss of $50,000 (2017: income of $148,000).

Investment in GoviEx

The investment in GoviEx was made in 2008. GoviEx is a publicly traded mineral resources company focused on the exploration and development of uranium properties in Africa. Based on the last closing price observed on the TSX-V, we concluded that the fair value of the investment in GoviEx is $1,079,000 as at December 31, 2018.

Investment in Savary Gold Corp.

In February 2018, SEMAFO acquired 33,333,333 shares in Savary Gold for an amount of $1.6 million. Proceeds of the investment are being used to advance the Karankasso project. In December 2018, we acquired an additional 6,200,000 shares in Savary Gold and 3,100,000 warrants for an amount of $232,000.

Savary Gold is a Canadian exploration company with properties in Burkina Faso whose shares are traded on the TSX-V. The investment in Savary Gold is determined to be a Level 1 in the fair value hierarchy, and its fair value is a recurring measurement. On initial recognition, we designated our investment in Savary Gold as a financial asset at fair value through other comprehensive income. In accordance with our policy and using the last closing price observed on the TSX-V, we estimate its fair value to be $1,450,000 as at December 31, 2018 (December 31, 2017: nil).

We estimate that the warrants’ fair value is not significant as at December 31, 2018.

29

Management’s Discussion and Analysis

10.	Cash Flows

The following table summarizes our cash flow activities:

	2018	2017
(in thousands)	$	$
Cash flows
Operations before working capital items	110,203	107,023
Working capital items	(2,279)	(30,115)
Operating activities	107,924	76,908
Financing activities	(4,934)	54,817
Investing activities	(202,971)	(218,154)

Effect of exchange rate changes on cash and cash equivalents	(2,450)	11,607

Change in cash and cash equivalents during the year	(102,431)	(74,822)

Cash and cash equivalents – Beginning of the year	198,950	273,772

Cash and cash equivalents – End of the year	96,519	198,950

Operating

2018 v. 2017

For the year ended December 31, 2018, operating activities, before working capital items, generated cash flows of $110,203,000 compared to $107,023,000 in the same period in 2017, mainly due to higher revenues from the addition of the Boungou Mine. Working capital items required liquidities of $2,279,000 in 2018 compared to $30,115,000 in 2017.

Further details regarding the changes in non-cash working capital items are provided in note 28 a) of the financial statements.

Financing

2018 v. 2017

For the year ended December 31, 2018, cash flow required for financing activities amounted to $4,934,000, while $54,817,000 was provided for the same period in 2017.

Credit Facility with Macquarie Bank Limited (‘‘Credit Facility’’)

In 2017, we drew down the incremental $60,000,000 available under the Credit Facility. For more information on the long-term debt, refer to note 14 of our financial statements.

Equipment Financing

For the year ended December 31, 2018, we reimbursed $310,000 (2017: $310,000) on equipment financing.

Finance Leases

For the year ended December 31, 2018, we reimbursed $5,485,000 (2017: $5,128,000) on our finance lease obligations. For more information on the finance leases, refer to note 15 of our financial statements.

Proceeds on Issuance of Share Capital from the Exercise of Options

A total of 635,000 options was exercised during the year ended December 31, 2018 for a cash consideration of $861,000. In 2017, a total of 142,000 options was exercised for a cash consideration of $255,000.

30

Management’s Discussion and Analysis

10.	Cash Flows (continued)

Investing

For the year ended December 31, 2018, cash flow used in investing activities amounted to $202,971,000. In 2017, cash flow used in investing activities amounted $218,154,000.

Equity Investments

In the year ended December 31, 2018, we invested a total of $1,838,000 (C$2.3 million) in Savary Gold and we sold an equity investment for a net proceed of $98,000.

Acquisition of Property, Plant and Equipment

	2018	2017
(in thousands)	$	$
Sustaining capital - Boungou Mine	1,968	—

Stripping cost - Boungou Mine	8,497	—

Total sustaining capital expenditures - Boungou Mine	10,465	—

Sustaining capital - Mana Mine	6,366	14,292

Stripping cost - Mana Mine	42,608	44,615

Total sustaining capital expenditures - Mana Mine	48,974	58,907

Consolidated sustaining capital expenditures	59,439	58,907

Exploration expenditures	29,283	27,189
Siou underground development capital	10,652	—
Construction - Boungou Mine	71,967	141,777
Finance lease paid included in development costs of Siou underground	(647)	—
Finance leases paid included in construction costs of the Boungou Mine	(3,098)	(5,128)
Capitalized borrowing costs	5,487	5,484

Other	1,431	174
	174,514	228,403

Variation in unpaid acquisitions of property, plant and equipment	24,226	(27,057)

Total	198,740	201,346

Restricted Cash

For the year ended December 31, 2018, our restricted cash increased by $2,491,000, mainly attributable to the funding of our asset retirement obligation in Burkina Faso at both our Boungou and Mana Mines.

For the year ended December 31, 2017, the $16,808,000 increase in restricted cash was mainly attributable to the $15,000,000 deposit requirement related to the drawdown of the Credit Facility and $1,947,000 for the funding of our asset retirement obligation in Burkina Faso.

31

Management’s Discussion and Analysis

11.	Financial Instruments

The nature and extent of risks arising from financial instruments are described in note 20 of our financial statements.

12.	Critical Accounting Estimates and Judgments

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The estimates and assumptions that have a significant risk of causing material adjustments to our financial statements are disclosed in note 6 of our financial statements.

13.	New Accounting Standards Issued and in Effect

The new accounting standards issued and in effect are disclosed in note 4 of our financial statements.

14.	New Accounting Standards Issued but not yet in Effect

The new accounting standards issued but not yet in effect are disclosed in note 5 of our financial statements.

15.	Financial Position

As at December 31, 2018, we held $121,859,000 in cash and cash equivalents and restricted cash. With our existing cash balance and our forecasted cash flows from operations, we are well positioned to fund all of our cash requirements for 2019 and 2020, which relate primarily to the following activities:

➢	Exploration programs

➢	Underground development at Siou

➢	Repayment of the credit facility

	As at December 31,	As at December 31,

	2018	2017
(in thousands)	$	$
Total current assets	220,932	295,288
Property, plant and equipment	782,060	703,341
Other non-current assets	31,283	29,734

Total assets	1,034,275	1,028,363

Current liabilities	138,268	87,206
Non-current liabilities	142,904	180,595

Total liabilities	281,172	267,801

Shareholders of the Corporation	720,682	729,480
Non-controlling interests	32,421	31,082

As at December 31, 2018, our total assets amounted to $1,034,275,000 compared to $1,028,363,000 as at December 31, 2017.

As at December 31, 2018, our liabilities totalled $281,172,000 compared to $267,801,000 as at December 31, 2017.

32

Management’s Discussion and Analysis

16.	Contractual Obligations

Asset Retirement Obligations

Our operations are governed by mining agreements that include the protection of the environment. We conduct our operations in such manner as to protect public health and the environment. We implement progressive measures for rehabilitation work during the operation, in accordance with our mining agreements, as well as closing-down and follow-up work upon closure of a mine.

The liability for asset retirement obligations as at December 31, 2018 was $23,453,000 (December 31, 2017: $11,939,000). The increase in the liability for asset retirement obligations in 2018 is mainly due to the construction of the Boungou Mine.

Government Royalties

In Burkina Faso, all shipments at gold spot prices lower or equal to $1,000 per ounce are subject to a royalty rate of 3%, a 4% rate is applied to all shipments at gold spot prices between $1,000 and $1,300 per ounce, and a 5% royalty rate is applied to all shipments at a gold spot price greater than $1,300 per ounce.

For the year ended December 31, 2018, we were subject to royalty rates of 4% and 5% (2017: 4% and 5%), which were calculated using the retail market value of gold ounces sold at the time of shipment. For the year ended December 31, 2018, royalties amounting to $12,729,000 (2017: $10,806,000) were paid to the Government of Burkina Faso. This excludes any amount paid during the construction of the Boungou Mine during 2018, which was capitalized in property, plant and equipment.

Community Development Tax

We are subject to a community development tax of 1% of our revenues at the Boungou Mine. For the year ended December 31, 2018, the community development tax at the Boungou Mine amounted to $664,000 (2017: nil), which excludes any amount paid during the construction of the Boungou Mine in 2018, which was capitalized in property, plant and equipment.

Net Smelter Royalty (“NSR”) and Net Profits Interest (‘‘NPI’’)

We are subject to an NSR from 1% to 1.5% on various exploration properties. The NSR comes into effect when we enter into commercial production. We are also subject to an NPI from 0.5% to 1% on various exploration properties.

Purchase Obligations

As at December 31, 2018, purchase commitments totalled $2,594,000.

Payments to Maintain Mining Rights

In the normal course of business, in order to obtain and maintain all the advantages of our mining permits, we must commit to investing a specific amount in exploration and development on the permits during their validity period. Moreover, we must make annual payments in order to maintain certain property titles. As at December 31, 2018, we were in compliance in all material respects with the obligations related to the ownership of our material permits.

Contingencies

Water Extraction Tax

On October 15, 2015, the Corporation received a water extraction tax invoice of $3,916,000 (2,244,166,000 FCFA). The Corporation is exempt from this tax under its mining agreement for the Mana Mine pursuant to fiscal stability clauses. As a result, no provision was recorded in the consolidated financial statements as at December 31, 2018. The Corporation is vigorously defending its position with the Water Agency.

33

Management’s Discussion and Analysis

16.	Contractual Obligations (continued)

Minimum Operating Lease Payments

Future minimum operating lease payments are as follows:

	Less than one year $	Between one year and five years $	Over five years $	Total $
Office rental	258	1,111	892	2,261
Other operating lease contracts	4,127	2,374	—	6,501

	4,385	3,485	892	8,762

17.	Related Party Transactions

The related party transactions are disclosed in note 30 of our financial statements.

18.	Risks and Uncertainties

As a mining company, we face the financial and operational risks inherent to the nature of our activities. These risks may affect our financial condition and results of operation. As a result, an investment in our common shares should be considered speculative. Prospective purchasers or holders of our common shares should give careful consideration to all of our risk factors.

Financial Risks

Fluctuation in Gold Prices

The profitability of our operations will be significantly affected by changes in the market price of gold. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affect the gold supply.

Demand for gold can be influenced by economic conditions, gold’s attractiveness as an investment vehicle and the strength of the US dollar. Other factors include interest and exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy.

In addition, the price of gold has on occasion been subject to very rapid short-term changes due to speculative activities. Fluctuations in gold prices may materially adversely affect our financial condition and results of operation.

Fluctuation in Petroleum Prices

Because we use petroleum fuel to generate electrical energy to power our mining operations and mining equipment, our financial condition and results of operation may be materially adversely affected by rising petroleum prices.

Exchange Rate Fluctuations

Our operations in West Africa are subject to currency fluctuations that may materially adversely affect our financial condition and results of operation. Gold is currently sold in US dollars, and certain costs are incurred in other currencies. Also, we hold cash and cash equivalents that are denominated in non-US dollars which are subject to currency risk. The appreciation of non-US dollar currencies against the US dollar can increase the cost of exploration and production in US dollar terms, while the depreciation of our non-US dollar cash and cash equivalents can impact our balance sheet, either of which could materially adversely affect our financial condition and results of operation.

Interest Rate Fluctuations

As a borrower of long-term debt, our operations are subject to interest rate fluctuations. The long-term debt bears interest at LIBOR plus 4.75%. Therefore, a fluctuation in LIBOR could materially adversely affect our financial condition and results of operation.

Access to Capital Markets

To fund our growth, we are often dependent on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lender and investor interest in our projects.

34

Management’s Discussion and Analysis

18. Risks and Uncertainties (continued)

Operational Risks

Uncertainty of Reserves and Resources Estimates

Reserves and resources are estimates based on limited information acquired through drilling and various sampling methods. No assurance can be given that anticipated tonnages and grades will be achieved or that level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed gold prices and operating costs.

Future production could differ dramatically from reserves estimates for, among others, the following reasons:

mineralization or formations could differ from those predicted by drilling, sampling and similar examinations increases in operating mining costs and processing costs could materially adversely affect reserves the grade of the reserves may vary significantly from time to time and there is no assurance that any particular level of gold may be recovered from the reserves, and a decline in the market price of gold may render the mining of some or all of the reserves uneconomic.

Any of these factors may translate into increased costs or a reduction in our estimated reserves. Short-term factors, such as the need for the additional development of a deposit or the processing of new or different grades, may impair our profitability. Should the market price of gold fall, we could be required to materially write down our investment in mining properties or delay or discontinue production or development of new projects.

Production and Cost Estimates

No assurance can be given that the intended or expected production schedules or the estimated cash costs and capital expenditures will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on our future cash flows, profitability, results of operations and financial condition. Many factors may cause delays or cost increases, including labour issues, disruptions in power, transportation or supplies, and mechanical failure. In addition, short-term operating factors, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular period. Furthermore, our activities may be subject to prolonged disruptions due to weather conditions. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material.

Our cost to produce an ounce of gold is further dependent on a number of factors, including the grade of reserves, recovery, plant throughput, the cost of commodities, general inflationary pressures and currency exchange rates. Our future performance may hence materially adversely differ from the estimated performance. As these factors are beyond our control, there can be no assurance that our cost will be similar from year to year.

Nature of Mineral Exploration and Mining

Our profitability is significantly affected by our exploration and development programs. The exploration and development of mineral deposits involves significant risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a gold-bearing structure may result in substantial rewards, few properties explored are ultimately developed into mines. Major expenses may be required to establish and replace reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that our current or proposed exploration programs will result in profitable commercial mining operations.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to taxes, royalties, infrastructure, land use, import and export of gold, revenue repatriation and environmental protection. The effects of these factors cannot be accurately predicted, but the combination of these factors may preclude us from receiving an adequate return on invested capital. Our operations are, and will continue to be, subject to all of the hazards and risks normally associated with the exploration, development and production of gold, any of which could result in damage to life or property, the environment and possible legal liability for any or all damage.

35

Management’s Discussion and Analysis

18. Risks and Uncertainties (continued)

Operational Risks (continued)

Outside Contractor Risk

As per the mining services contracts, the Boungou Mine and Siou underground mining operations will each be conducted by outside contractors. As a result, our operations are subject to risks, some of which are outside of our control, including:

–	the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement
–	reduced control over such aspects of operations that are the responsibility of the contractor
–	failure of a contractor to perform under the related mining services contract
–	interruption of operations in the event that a contractor ceases its business due to insolvency or other events
–	failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance, and
–	problems of a contractor with managing its workforce, labor unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of a contractor. Although the mining contractors involved with these projects are well-known and reputable, the occurrence of one or more of these risks could materially adversely affect our financial condition and results of operation.

Limited Property Portfolio

We currently have two mineral properties in operation which are both situated in Burkina Faso; our Mana Mine which includes the high-grade deposit of Siou and our recently developed Boungou Mine. Unless we acquire or develop additional mineral properties and geographically diversify our portfolio of properties, any adverse development affecting our current mineral properties could materially adversely affect our financial condition and results of operation.

Depletion of our Mineral Reserves

We must continually replace mining reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits. There is, however, a risk that depletion of reserves will not be offset by future discoveries. Exploration for minerals is highly speculative in nature and involves many risks. Many, if not most, gold projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral reserves, open new pits and construct mining and processing facilities.

Development projects have no operating history upon which to base estimates of future cash flows and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and the availability of financing. In addition, assuming discovery of an economic mine or pit, depending on the type of mining operation involved, many years may elapse before commercial operations commence. Accordingly, there can be no assurances that our current programs will result in any new commercial mining operations or yield new reserves to replace or expand current reserves.

Water Supply

Our operations require significant quantities of water for mining, ore processing and related support facilities. Our operations in Africa may be in areas where water is scarce. Continuous production at our mines is dependent on our ability to access adequate water supply. Insufficient water supply, as a result of new regulations or otherwise, could materially adversely affect our financial condition and results of operation.

Availability of Infrastructure and Fluctuation in the Price of Commodities

The exploration and development of mineral deposits is dependent on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinant susceptible to affect our capital and cash operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism or other interference in the maintenance or provision of such infrastructure could materially adversely affect our financial condition and results of operation.

In addition, our profitability is affected by the market price and availability of commodities that are consumed or otherwise used in connection with our operations such as diesel, fuel, electricity, steel, concrete and chemical. Prices of such commodities are affected by factors that are beyond our control. An increase in the cost or decrease in the availability of needed commodities could materially adversely affect our financial condition and results of operations.

36

Management’s Discussion and Analysis

18. Risks and Uncertainties (continued)

Operational Risks (continued)

Licenses and Permits

We require licenses and permits from various governmental authorities. We believe that we hold all necessary licenses and permits under applicable laws and regulations in respect of our material properties and that we presently comply in all material respects with the terms of such licenses and permits. These licenses and permits, however, are subject to change in various circumstances including as a result of a change in the interpretation of applicable laws or with respect to the exercise of a discretionary power. There can be no guarantee that we will be able to obtain or maintain all necessary licenses and permits that may be required to continue to operate our current undertakings, explore and develop properties or commence construction or operation of mining facilities and properties under exploration or development. Failure to obtain new licenses and permits or successfully maintain current ones could materially adversely affect our financial condition and results of operation.

Political Risk

While the government of Burkina Faso has supported the development of its natural resources by foreign companies, there is no assurance that the government will not in the future adopt different policies or new interpretations respecting foreign ownership of mineral resources, rates of exchange, environmental protection, labour relations, and repatriation of income or return of capital. Any limitation on transfer of cash or other assets between SEMAFO and our subsidiaries could restrict our ability to fund our operations or materially adversely affect our financial condition and results of operation.

In addition, mining tax regimes in foreign jurisdictions are subject to differing interpretations and constant changes and may not include fiscal stability provisions. Our interpretation of taxation law, including fiscal stability provisions, as applied to our transactions and activities may not coincide with that of the tax authorities. As a result, taxes may increase and transactions may be challenged by tax authorities and our operations may be assessed, which could result in significant taxes, penalties and interest. We may also encounter difficulties in obtaining reimbursement of refundable tax from fiscal authorities.

The possibility that the government may adopt substantially different policies or interpretations, which might extend to the expropriation of assets, cannot be ruled out. Political risk also includes the possibility of civil disturbances and political instability in our or neighboring countries as well as threats to the security of our mines and workforce due to political unrest, civil wars or terrorist attacks. Moreover, during the second half of 2018, armed incidents on the roads to our Mana and Boungou Mines were reported. These incidents occurred as part of an increase in similar incidents carried out by bandits or terrorists in various regions of Burkina Faso. Although there is no reason to believe that our employees or operations are targeted, criminal activities in the region may disrupt our operations, limit our ability to hire and keep qualified personnel as well as restrict our access to capital.

Title Matters

Title to mineral projects and exploration and exploitation rights involves certain inherent risks due to the potential for problems arising from the ambiguous history characteristics of mining projects. While we have no reason to believe that the existence and extent of any mining property in which we have an interest is in doubt, title to mining properties is subject to potential claims by third parties and no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in our titles being challenged.

In addition, the failure to comply with all applicable laws and regulations, including failure to pay taxes and carry out and file assessment work within applicable time period, may invalidate title to all or portions of the properties covered by our permits and licenses.

Suppliers’ Risk

We are dependent on various services, equipment, supplies and parts to carry out our operations. The shortage of any needed good, part or service may cause cost increases or delays in delivery time thereby materially adversely affecting our production schedules as well as financial condition and results of operations.

In addition, we may incur liability to third parties as a result of the actions of a supplier. The occurrence of one or more of these risks could have a material adverse effect on our financial condition and results of operation.

Integration of Acquired Business

From time to time, we evaluate potential acquisition opportunities to support and strengthen our business and asset base. The acquisition and integration of businesses involve a number of risks. Any future acquired businesses may not achieve expected results of operations and may require unanticipated costs and expenditures. Integration of businesses may also place additional pressures on our systems of internal control over financial reporting. If we are unable to successfully integrate any newly acquired businesses or if such acquired businesses fail to produce targeted results, it could materially adversely affect our financial condition and results of operation.

37

Management’s Discussion and Analysis

18. Risks and Uncertainties (continued)

Operational Risks (continued)

Competition

The mineral exploration and mining business is competitive in all of its phases. We compete with numerous other companies and individuals, including competitors with greater financial, technical and other resources, in the search for and the acquisition of attractive mineral properties, equipment and human resources. There is no assurance that we will continue to be able to compete successfully with our competitors.

Qualified and Key Personnel

In order to operate successfully, we must find and retain qualified employees with strong knowledge and expertise in the mining environment. SEMAFO and other companies in the mining industry compete for qualified and key personnel and if we are unable to attract and retain qualified personnel or fail to establish adequate succession planning strategies, our financial condition and results of operation could be materially adversely affected.

Labour and Employment Relations

We are dependent on our workforce to extract and process minerals. Our relations with our employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions and governmental authorities. Furthermore, some of our employees are represented by labour unions under collective labour agreements. We may not be able to satisfactorily renegotiate our collective labour agreements upon their expiration. In addition, existing labour agreements may not prevent a strike or work stoppage at our facilities. Labour disruptions could have a material adverse impact on our financial condition and results of operation.

Environmental Risks, Hazards and Costs

All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Environmental hazards which are unknown to us at present and which have been caused by previous or existing owners or operations of the properties may exist on our properties. Failure to comply with applicable environmental laws and regulations may result in enforcement actions and may include corrective measures that require capital expenditures or remedial actions. There is no assurance that future changes in environmental laws and regulations and permits governing operations and activities of mining companies, if any, will not materially adversely affect our financial condition and results of operations.

Mining production involves the use of sodium cyanide, which is a toxic material. Should sodium cyanide leak or otherwise be discharged from the containment system, we may become subject to liability for clean-up work that may not be insured. While all steps have been taken to prevent discharges of pollutants into ground water and the environment, we may become subject to liability for hazards that may also not be insured.

In addition, natural resource companies are required to conduct their operations and rehabilitate the lands that they mine in accordance with applicable environmental regulations. Our estimates of the total ultimate closure and rehabilitation costs may be materially different from these actual costs. Any underestimated or unanticipated rehabilitation cost could materially adversely affect our financial condition and results of operations.

Insufficient Insurance

While we may obtain insurance against certain risks in such amounts as we consider adequate, available insurance may not cover all the potential risks associated with mining company operations. We may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss. Moreover, insurance risks such as mill sites, environmental pollution, waste disposal or other hazards as a result of exploration and production is not generally available to gold mining companies on acceptable terms. The potential costs which may be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, materially adversely affecting our financial condition and results of operation.

Resource Nationalism

As African governments continue to struggle with deficits and depressed economies, the mining sector has been targeted to raise revenues. Governments are continually assessing the terms for a mining company to exploit resources in their country. If translated into applicable law, the trend in resource nationalism could materially adversely affect our financial condition and results of operation.

38

Management’s Discussion and Analysis

18. Risks and Uncertainties (continued)

Operational Risks (continued)

Relations with Surrounding Communities

Natural resources companies increasingly face public scrutiny of their activities. We are under pressure to demonstrate that, as we seek to generate satisfactory returns for our shareholders, other stakeholders including local governments and the communities surrounding our mines benefit from our commercial activities. The potential consequences of these pressures include reputational damages, lawsuits, increasing social investments obligations and pressure to increase taxes and royalties payable to local governments and surrounding communities. These pressures may also impair our ability to successfully obtain the permits and approvals required for our operations.

In addition, our properties in Burkina Faso may be subject to the rights or asserted rights of various community stakeholders. Moreover, artisanal miners may make use of some or all of our properties which would interfere with exploration and development activities on such properties.

Reliance on Information Technology Systems

Our operations are dependent upon information technology systems. These systems are subject to disruption, damage or failure from a variety of sources. Failures in our information technology systems could translate into production downtimes, operational delays, compromising of confidential information or destruction or corruption of data. Accordingly, any failure in our information technology systems could materially adversely affect our financial condition and results of operation. Information technology systems failures could also materially adversely affect the effectiveness of our internal controls over financial reporting.

Cybersecurity Threats

Our operations depend, in part, on how well we and our suppliers protect networks, technology systems and software against damage from a number of threats, including viruses, security breaches and cyber-attacks. Cybersecurity threats include attempts to gain unauthorized access to data or automated network systems and the manipulation or improper use of information technology systems. The failure of any part of our information technology systems could, depending on the nature of any such failure, materially adversely impact our reputation, financial condition and results of operations. Although we have not to date experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any system vulnerabilities.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. We have in the past been, currently are, and may in the future be, involved in various legal proceedings. While we believe it is unlikely that the final outcome of these legal proceedings will have an adverse material effect on our financial condition and results of operation, defense costs will be incurred, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular or several combined legal proceedings will not have a material adverse effect on our financial condition and results of operation.

Anti-corruption Laws

We operate in jurisdictions that have experienced governmental and private sector corruption to some degree. We are required to comply with the Corruption of Foreign Public Officials Act (Canada), which has seen an increase in both the frequency of enforcement and severity of penalties. Although we adopted a formal anti-corruption policy and our Code of conduct mandates compliance with anti-corruption laws, there can be no assurance that our internal control policies and procedures will always protect us from recklessness, fraudulent behavior, dishonesty or other inappropriate acts. Violation or alleged violation of anti-corruption laws could lead to civil and criminal fines and penalties, reputational damage and other consequences that may materially adversely affect our financial condition and results of operation.

19. Information on Outstanding Shares

As at March 5, 2019, our share capital comprised 325,617,252 common shares issued and outstanding.

We have two stock option plans for our employees, officers, consultants and directors and those of our subsidiaries: the Share Option Plan (‘‘Original Plan’’) and the 2010 Share Option Plan (‘‘2010 Plan’’). Since the adoption of the 2010 Plan by our shareholders at the 2010 Annual General and Special Shareholders’ Meeting, no options have been granted under the Original Plan and no options have been granted under the 2010 Plan since January 24, 2014.

The plans provide for the grant of non-transferable options for the purchase of common shares. As at March 5, 2019, stock options allowing holders to purchase 1,316,046 common shares were outstanding.

39

Management’s Discussion and Analysis

20.	Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure Controls and Procedures

Our President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed disclosure controls and procedures (“DC&P”), or caused to be designed under their supervision to provide reasonable assurance that:

i) Material information relating to our Corporation is made known to us by others, particularly during the period in which the annual filings are being prepared; and

ii) Information required to be disclosed by us in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Our CEO and CFO have evaluated, or caused to be evaluated under their supervision, the design and operating effectiveness of our DC&P as defined in Regulation 52 -109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings as at December 31, 2018, and have concluded that such DC&P were designed and operating effectively.

Internal Control over Financial Reporting

Our CEO and CFO are responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Our CEO and CFO have evaluated the design and operating effectiveness of its ICFR as defined in Regulation 52 - 109 respecting Certification of Disclosure in Issuer’s Annual and Interim Filings. The evaluation was based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (¨COSO¨). Based on this evaluation, the CEO and CFO concluded that, as at December 31, 2018, the ICFR were appropriately designed, effective and able to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in our ICFR that occurred during the period beginning on October 1, 2018 and ended on December 31, 2018 which have materially affected or are reasonably likely to materially affect our ICFR.

Limitations of DC&P and ICFR

All internal control systems have inherent limitations and may become ineffective because of changes in conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

21. Fourth Quarter Financial and Operating Results

During the fourth quarter of 2018, we realized gold sales of $114,692,000 and an operating income of $21,431,000 compared to gold sales of $62,960,000 and an operating income of $2,215,000 in the same period in 2017. The increase in our operating income is due to the contribution of the Boungou Mine. Net income attributable to shareholders of the Corporation amounted to $6,486,000 or $0.02 per share in the fourth quarter of 2018, compared to $1,649,000 or $0.01 per share in 2017, due to the addition of the Boungou Mine.

During the fourth quarter of 2018, our total cash cost1 and all-in sustaining cost1 reached $559 and $782 per ounce sold, respectively, compared to $667 and $982 per ounce sold in the same period in 2017. The decrease is due to the contribution of the Boungou Mine with lower total cash cost1 and all-in sustaining cost1.

At the Boungou Mine, we produced and sold 53,100 ounces and 50,100 ounces, respectively. Head grade, recovery and throughput all increased in the fourth quarter in line with our plan. Boungou recorded a quarterly all-in sustaining cost of $579 per ounce for 2018.

[1]

Total cash cost, all-in sustaining cost, adjusted operating income, adjusted net income attributable to shareholders of the Corporation, adjusted basic earnings per share and operating cash flows per share are non-IFRS financial performance measures with no standard definition under IFRS. See the “Non-IFRS financial measures” section of this MD&A, note 23.

40

Management’s Discussion and Analysis

22.	Quarterly Information

	2018					2017
CONSOLIDATED	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1	YTD
Operating Data

Gold ounces produced[1]	95,200	58,200	45,700	45,500	244,600	49,500	53,900	47,600	55,400	206,400

Gold ounces sold[1]	92,900	50,500	45,100	46,900	235,400	49,200	54,500	46,900	54,700	205,300

Results

(in thousands of dollars, except for amounts per share)

Revenues – Gold sales[1]	114,692	60,772	58,517	62,698	296,679	62,960	69,832	59,315	66,886	258,993

Operating income (loss)	21,431	4,513	(7,558)	(8,065)	10,321	2,215	11,819	(755)	(1,785)	11,494

Net income (loss)	8,281	879	(11,113)	(4,900)	(6,853)	2,792	13,807	9,348	(2,384)	23,563

Attributable to:

- Shareholders of the Corporation	6,486	463	(10,431)	(4,710)	(8,192)	1,649	12,224	8,854	(2,691)	20,036

- Non-controlling interests	1,795	416	(682)	(190)	1,339	1,143	1,583	494	307	3,527

Basic earnings (loss) per share	0.02	—	(0.03)	(0.01)	(0.03)	0.01	0.04	0.03	(0.01)	0.06

Diluted earnings (loss) per share	0.02	—	(0.03)	(0.01)	(0.03)	0.01	0.04	0.03	(0.01)	0.06

Cash flows from operating activities[2]	54,932	21,041	15,839	18,391	110,203	25,409	34,853	23,614	23,147	107,023
Statistics (in dollars)

Average realized selling price (per ounce)	1,234	1,205	1,298	1,336	1,260	1,278	1,282	1,265	1,223	1,261

Total cash cost (per ounce sold)[3]	559	670	858	848	698	667	557	703	699	655

All-in sustaining cost (per ounce sold)[3]	782	1,000	1,103	1,083	951	982	841	1,074	892	942
BOUNGOU
Operating Data

Ore mined (tonnes)	438,100	130,200	N/A	N/A	568,300	N/A	N/A	N/A	N/A	N/A

Tonnes processed (tonnes)	276,800	91,300	N/A	N/A	368,100	N/A	N/A	N/A	N/A	N/A

Head grade (g/t)	6.34	3.96	N/A	N/A	5.75	N/A	N/A	N/A	N/A	N/A

Recovery (%)	94	90	N/A	N/A	94	N/A	N/A	N/A	N/A	N/A

Gold ounces produced[1]	53,100	10,500	N/A	N/A	63,600	N/A	N/A	N/A	N/A	N/A

Gold ounces sold[1]	50,100	4,200	N/A	N/A	54,300	N/A	N/A	N/A	N/A	N/A

Financial Data (in thousands of dollars)

Revenues – Gold sales[1]	61,957	5,009	N/A	N/A	66,966	N/A	N/A	N/A	N/A	N/A

Mining operations expenses (excluding government royalties)	16,513	2,051	N/A	N/A	18,564	N/A	N/A	N/A	N/A	N/A

Government royalties and development taxes	3,097	241	N/A	N/A	3,338	N/A	N/A	N/A	N/A	N/A

Depreciation of property, plant and equipment	19,893	1,849	N/A	N/A	21,742	N/A	N/A	N/A	N/A	N/A

General and administrative	153	33	N/A	N/A	186	N/A	N/A	N/A	N/A	N/A

Corporate social responsibility expenses	175	156	N/A	N/A	331	N/A	N/A	N/A	N/A	N/A
Segment Operating Income	22,126	679	N/A	N/A	22,805	N/A	N/A	N/A	N/A	N/A
Statistics (in dollars)

Average selling price (per ounce)	1,236	1,203	N/A	N/A	1,233	N/A	N/A	N/A	N/A	N/A

Cash operating cost (per tonne processed)[3]	56	55	N/A	N/A	56	N/A	N/A	N/A	N/A	N/A

Total cash cost (per ounce sold)[3]	391	550	N/A	N/A	403	N/A	N/A	N/A	N/A	N/A

All-in sustaining cost (per ounce sold)[3]	579	807	N/A	N/A	596	N/A	N/A	N/A	N/A	N/A

Depreciation (per ounce sold)[4]	397	444	N/A	N/A	400	N/A	N/A	N/A	N/A	N/A

[1]

Gold ounces produced exclude pre-commercial production of 12,000 ounces from Boungou in 2018. Gold sales exclude sales resulting from pre-production activities that were offset against capitalized construction costs and amounted to $14,994,000.

[2]	Cash flows from operating activities exclude changes in non-cash working capital items and are a non-IFRS performance measure.
[3]

Cash operating cost, total cash cost and all-in sustaining cost are non-IFRS financial performance measures with no standard definition under IFRS. See the “Non- IFRS Financial Performance Measures” section of this MD&A, note 23.

[4]	Depreciation per ounce sold is a non-IFRS financial performance measure with no standard definition under IFRS and represents the depreciation expense per ounce sold.

41

Management’s Discussion and Analysis

22.	Quarterly Information (continued)

	2018					2017
MANA	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1	YTD

Operating Data

Ore mined (tonnes)	625,900	413,300	478,200	592,300	2,109,700	768,800	516,700	503,200	479,400	2,268,100

Tonnes processed (tonnes)	636,300	649,100	636,800	651,700	2,573,900	653,500	679,100	675,500	731,800	2,739,900

Head grade (g/t)	2.36	2.50	2.30	2.24	2.36	2.43	2.55	2.31	2.55	2.46

Recovery (%)	87	92	96	97	93	97	97	95	92	95

Gold ounces produced	42,100	47,700	45,700	45,500	181,000	49,500	53,900	47,600	55,400	206,400

Gold ounces sold	42,800	46,300	45,100	46,900	181,100	49,200	54,500	46,900	54,700	205,300

Financial Data (in thousands of dollars)

Revenues – Gold sales	52,735	55,763	58,517	62,698	229,713	62,960	69,832	59,315	66,886	258,993

Mining operations expenses (excluding government royalties)	30,222	29,257	36,139	36,634	132,252	30,112	27,329	30,573	35,565	123,579

Government royalties	2,118	2,253	2,540	3,144	10,055	2,714	3,011	2,389	2,692	10,806

Depreciation of property, plant and equipment	17,216	16,590	22,488	25,332	81,626	22,643	21,831	24,705	25,178	94,357

General and administrative	662	639	699	635	2,635	697	686	626	586	2,595

Corporate social responsibility expenses	90	444	212	185	931	262	302	57	310	931

Segment Operating Income (Loss)	2,427	6,580	(3,561)	(3,232)	2,214	6,532	16,673	965	2,555	26,725

Statistics (in dollars)

Average realized selling price (per ounce)	1,231	1,205	1,298	1,336	1,268	1,278	1,282	1,265	1,223	1,261

Cash operating cost (per tonne processed)[1]	49	46	56	54	51	47	42	43	52	46

Total cash cost (per ounce sold)[1]	756	681	858	848	786	667	557	703	699	655

All-in sustaining cost (per ounce sold)[1]	1,021	1,017	1,103	1,083	1,056	982	841	1,074	892	942

Depreciation (per ounce sold)[2]	402	358	499	540	451	460	401	527	460	460

[1]

Cash operating cost, total cash cost and all-in sustaining cost are non-IFRS financial performance measures with no standard definition under IFRS. See the “Non-IFRS Financial Performance Measures” section of this MD&A, note 23.

[2]	Depreciation per ounce sold is a non-IFRS financial performance measure with no standard definition under IFRS and represents the depreciation expense per ounce sold.

42

Management’s Discussion and Analysis

23.	Non-IFRS Financial Performance Measures

Some of the indicators used by us to analyze and evaluate our results represent non-IFRS financial measures. We provide non-IFRS financial performance measures as they may be used by some investors to evaluate our financial performance. Since the non-IFRS performance measures do not have any standardized definition prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For the non-IFRS financial performance measures not already reconciled within the document, we have defined the IFRS financial performance measures below and reconciled them to reported IFRS measures.

Cash Operating Cost

A reconciliation of cash operating cost calculated in accordance with the Gold Institute Standard to operating costs is included in the following table:

	2018		2017
	Boungou	Mana	Mana

Per tonne processed
Tonnes of ore processed	368,100	2,573,900	2,739,900

(in thousands of dollars except per tonne)
Mining operation expenses (relating to ounces sold)	21,902	142,307	134,385
Government royalties, development taxes and selling expenses	(3,537)	(10,592)	(11,364)
Effects of inventory adjustments (doré bars and gold in circuit)	2,323	36	3,184

Operating costs (relating to tonnes processed)	20,688	131,751	126,205

Cash operating cost (per tonne processed)	56	51	46

Cash Operating Cost, including stripping

	2018		2017
	Boungou	Mana	Mana

Per tonne processed
Tonnes of ore processed	368,100	2,573,900	2,739,900

(in thousands of dollars except per tonne)
Stripping cost	8,497	42,608	44,615

Stripping cost (per tonne processed)	23	17	16
Cash operating cost (per tonne processed)	56	51	46

Cash operating cost, including stripping (per tonne processed)	79	68	62

Total Cash Cost

			2018	2017
	Boungou	Mana	Total	Mana
Per ounce sold
Gold ounce sold	54,300	181,100	235,400	205,300

(in thousands of dollars except per ounce)
Mining operation expenses	21,902	142,307	164,209	134,385

Total cash cost (per ounce sold)	403	786	698	655

43

Management’s Discussion and Analysis

23.	Non-IFRS Financial Performance Measures (Continued)

All-in Sustaining Cost

All-in sustaining cost represents the total cash cost plus sustainable capital expenditures and stripping costs per ounce.

			2018	2017
	Boungou	Mana	Total	Mana

Per ounce sold
Gold ounce sold	54,300	181,100	235,400	205,300

(in thousands of dollars except per ounce)
Sustaining capital expenditure	10,465	48,974	59,439	58,907

Sustaining capital expenditure (per ounce sold)	193	270	253	287

Total cash cost (per ounce sold)	403	786	698	655

All-in sustaining cost (per ounce sold)	596	1,056	951	942

Operating Cash Flows per Share

	2018	2017

(in thousands of dollars except per share)
Cash flows from operating activities[1]	110,203	107,023

Weighted average number of outstanding common shares - Basic	325,478	324,894

Operating cash flows per share	0.34	0.33

Adjusted Accounting Measures
	2018	2017

(in thousands of dollars except per share)
Net (loss) income attributable to shareholders of the Corporation as per IFRS	(8,192)	20,036

Foreign exchange loss (gain)	1,613	(9,528)
Tax effect of currency translation on tax base	3,944	(8,809)
Share-based compensation recovery related to change in the fair value of the share price	(1,827)	(835)

Adjusted net (loss) income attributable to shareholders of the Corporation	(4,462)	864

Weighted average number of outstanding shares	325,478	324,894

Adjusted basic (loss) earnings per share	(0.01)	—

	2018	2017

(in thousands)	$	$
Operating income as per IFRS	10,321	11,494

Share-based compensation recovery related to change in the fair value of the share price	(1,827)	(835)

Adjusted operating income	8,494	10,659

1	Cash flows from operating activities exclude changes in non-cash working capital items.

44

Management’s Discussion and Analysis

24.	Additional Information and Continuous Disclosure

This MD&A has been prepared as of March 5, 2019. Additional information on us is available through regular filings of press releases, financial statements and our Annual Information Form on SEDAR (www.sedar.com). These documents and other information about SEMAFO may also be found on our web site at www.semafo.com.

25.	Forward-Looking Statements

This MD&A contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results and future events could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. These forward-looking statements include statements regarding our expectations as to the market price of gold, production targets, timetables, mining operation expenses, capital expenditures and mineral reserves and resources estimates. Forward-looking statements include words or expressions such as “committed”, “building”, “leveraging”, “development”, “outlook”, “strategy”, “expect”, “should”, “investigate”, “promising”, “expand”, “forecast”, “will”, “plan, “aim”, “in order to”, “2019 Program”, “preliminary”, “suggest”, “further”, “target”, “if and when”, “proposed”, “would”, “appearing”, “designed to”, “continue”, “advance”, “goal”, “timeline” and other similar words or expressions. Factors that could cause future results or events to differ materially from current expectations expressed or implied by the forward-looking statements include the ability to build value through responsible mining and leverage our development pipeline, the ability to meet our 2019 consolidated guidance of between 390,000 and 430,000 ounces of gold at an all-in sustaining cost of between $685 and $735 per ounce, including the guidance for each of our Mana Mine and our Boungou Mine, the ability to keep our general and administrative expense for 2019 at $16 million, the ability to process in 2019 at Boungou approximately 1.3 million tonnes of ore at an average grade of 5.72 g/t Au with an average gold recovery rate of 94%, the ability to process in 2019 at Mana approximately 2.4 million tonnes of ore at an average grade of 2.68 g/t Au with an average gold recovery rate of 86%, the ability of our 2019 Exploration Program to meet its various objectives, the ability to consummate the proposed transaction with Savary Gold Corp., the reliability of the Siou underground PFS, the ability to develop the Siou underground to achieve production in the first quarter of 2020 within the allocated budget, the accuracy of our assumptions, fluctuation in the price of currencies, gold prices and operating costs, mining industry risks, uncertainty as to calculation of mineral reserves and resources, delays, political and social stability in Africa (including our ability to maintain or renew licenses and permits) and other risks described in SEMAFO’s documents filed with Canadian securities regulatory authorities. You can find further information with respect to these and other risks in filings made with the Canadian securities regulatory authorities and available at www.sedar.com. These documents are also available on our website at www.semafo.com. We disclaim any obligation to update or revise these forward-looking statements, except as required by applicable law.

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